Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on May 18, 2010 or May 19, 2010 and (ii) print advertisements run in regional publications commencing on or about May 17, 2010 and (iii) information sent to investors and made available on the internet website of The Toronto-Dominion Bank on May 19, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29602, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION THAT WAS MADE AVAILABLE TO
EMPLOYEES OF THE TORONTO-DOMINION BANK ON MAY 18, 2010
DAILY MEDIA ROUNDUP Compiled by Corporate and Public Affairs REVUE DE PRESSE QUOTIDIENNE Compilé par Affaires internes et publiques May 18, 2010/18 mai 2010
1. TD push deepens in U.S. South; Purchase of South Financial’s 176 branches adds to Florida, South Carolina holdings The Globe and Mail
Toronto-Dominion Bank has catapulted into the top 10 among banks in Florida and South Carolina after preying on the carcass of yet another lender that had fallen victim to the U.S. real-estate bust. Ed Clark quoted; Bharat Masrani mentioned. Similar articles appear other publications including The Globe and Mail (Streetwise blog), National Post, The Toronto Star, The Philadelphia Inquirer, Philadelphia Business Journal, Finance et investissement, Investment Executive, Le Devoir, Les Echos, Les Affaires, La Presse, Sun-Sentinel (Ft. Lauderdale), The Tampa Tribune, Orlando Sentinel, The Charlotte Observer, Charlotte Business Journal, The Star Ledger (Newark, NJ), Le Soleil (Quebec) Charleston Post Courier (SC), The State (Columbia, SC), Greenville News (SC), NJBIZ, Metro, New Statesman, and from Bloomberg, The Canadian Press, and Reuters. See full story
2. TD Bank to Buy Troubled South Financial For $191.6M Dow Jones
For the second time in a month, Toronto-Dominion Bank (TD), Canada’s second-largest bank by assets, scooped up a troubled U.S. bank, enabling it to expand its footprint in the U.S. southeast. Ed Clark quoted. See full story
3. TD Bank’s Purchase Of South Financial Is A Boon For The FDIC Dow Jones
The sale of a small troubled bank in South Carolina means big things in the government’s efforts to close the nation’s most troubled lenders. See full story
4. With mergers, Canadian bank quickly becoming a power in Florida The Tampa Tribune
A Toronto-based banking giant has quickly become a power in Florida after buying three banks and now eyeing Mercantile Bank. Kevin Gillen (Regional President, TD Bank). See full story
5. TD deal further bolsters Florida presence Philadelphia Business Journal
Just last month, TD Bank went from about 30 Florida branches to 100 with the addition of three failed banks it acquired from federal regulators. Now with Monday’s addition of struggling South Financial Group, TD adds almost 70 more Florida branches and enters another key market in the Sunshine State, Tampa. See full story
6. Deal to sell South Financial could face court challenge Greenville News (SC)
The chairman of South Financial Group’s board of directors told The Greenville News he won’t be surprised if the deal to sell the banking company to Toronto-based TD Bank Financial Group faces a shareholder challenge in court. Ed Clark and Bharat Masrani quoted. See full story
7. TD Bank officials ‘in love with Greenville’ Greenville News (SC)
TD Bank officials have been to town, and “fallen in love with Greenville,” especially the pro cycling events, said Ben Haskew, president of the Greenville Chamber of Commerce. See full story
8. VIDEO CLIPS: Ed Clark, Colleen Johnston and Bernie Dorval interviews
Interviews with Ed Clark, Colleen Johnston and Bernie Dorval re: the announcement of TD’s acquisition of South Financial Group. See links to videos
9. Canadian business brands weathered recession well Ottawa Citizen
News and multimedia giant Thomson Reuters has shot to the pinnacle of a top 25 Canadian brands ranking by Interbrand Canada. TD ranked second Best Canadian Brand. See full story
10. Harper sends G20 a warning on debt; Will urge fiscal discipline at meet National Post
Prime Minister Stephen Harper, worried that rising debt and deficits of some of the world’s largest economies will derail the global economic recovery, said Monday that he will push G20 leaders next month to commit themselves to some benchmarks on the fiscal health of their national governments. Craig Alexander quoted. This article also appears in The Vancouver Sun, Edmonton Journal, StarPhoenix (Saskatoon), The Leader-Post (Regina), and Telegraph-Journal (Saint John, NB) See full story
11. Tories launch global fight against bank tax The Globe and Mail
Canada is taking its campaign against a global bank levy on the road, part of an aggressive shift in tactics by the Harper government to kill an initiative that risks becoming a distraction from the Prime Minister’s agenda at the G20 summit. See full story
12. Editorial: Banking on Mr. Flaherty The Globe and Mail
Jim Flaherty, the federal Minister of Finance, is right to be engaging in international diplomacy, in order to resist the proposal for a global bank tax. See full story
13. Promise exceeds reality of financial reform bill The Globe and Mail
Capitol Hill insiders are betting this is the week the U.S. Senate finally okays a monster financial reform overhaul bill. It would mark the last serious hurdle for the legislation, which seeks to redraw the rules of bank regulation in the United States. See full story
14. Senators Seek Curbs On Foreign Bailouts The Wall Street Journal
The Senate approved Monday a measure that could make it harder to deploy U.S. funds in rescuing foreign governments, signaling Congress’s unease with the sort of global economic aid recently given to Greece. See full story
15. This new credit crunch seems so déjà vu The Globe and Mail
Coming soon: Credit Crunch Part II. Early looks at the plot suggest it will be much the same as the first time around, freshened up with the usual sequel tropes of different exotic locales and a few new characters. Column written by Boyd Erman. See full story
16. Banking: Ready to rumble Canadian Business
Bay Street mergers are seldom easy, but Canaccord’s Paul Reynolds and David Kassie of Genuity say they’re set to take on their biggest rivals (not each other). See full story
17. Don’t forget the basics in rush to own a home Canwest News Service
The rush is on to buy a home before the mortgage rates go up too high and, in Ontario and British Columbia, before the harmonized sales tax is introduced on July 1, pushing prices higher. Henry Blumenthal (VP and Chief Underwriter, TD Insurance) quoted. See full story
18. More funding urged for post-secondary schools; Universities need to attract under-represented groups, report says The Gazette (Montreal)
Post-secondary institutions need more money and better planning to meet the many pressures placed on them, which include producing a more skilled workforce to keep Canada competitive in the global economy, according to a report from TD Economics. Don Drummond quoted. This article also appears in The Record (Sherbrooke, QC). Similar articles appear in Metro and The Toronto Star (parentcentral.ca) See full story
19. Canada’s $200-million lure pulls in 19 big-name researchers The Globe and Mail
A $200-million international recruitment drive is bringing 19 leading researchers to Canadian campuses with multimillion-dollar grants that are setting off alarm bells over a potential brain drain in other countries. Don Drummond quoted (online only). See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent

être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. TD push deepens in U.S. South; Purchase of South Financial’s 176 branches adds to Florida, South Carolina holdings
The Globe and Mail
05/18/2010
TARA PERKINS
Pg. B3
Toronto-Dominion Bank has catapulted into the top 10 among banks in Florida and South Carolina after preying on the carcass of yet another lender that had fallen victim to the U.S. real-estate bust.
But unlike its purchase in April of three failed banks from the U.S. Federal Deposit Insurance Corp., TD decided this time to make its move on its target, South Carolina-based South Financial Group, before the lender collapsed and fell into government hands.
That makes this deal, which adds 176 branches at a cost of about $192- million (U.S.), riskier than last month’s deals, in which the U.S. government agreed to share the pain if customers stopped making payments on the loans that TD bought.
The deal, which takes TD into North Carolina — the home base of Royal Bank of Canada’s U.S. retail bank — also highlights the very different approaches that Canada’s top two banks are taking south of the border.
RBC took a look at South Financial, but had no desire to spend money on further U.S. real estate exposure, sources say. It’s not clear whether RBC would have bid had South Financial Group tumbled into government hands. But bank executives say they would rather put resources toward building up other parts of RBC’s business — namely wealth management — while uncertainty persists in the U.S. banking environment.
TD, on the other hand, has big ambitions for its U.S. consumer and commercial lending business. Chief executive Ed Clark and U.S. head Bharat Masrani will be touring around Greenville, S.C., Tuesday, as they work to extend the TD brand into new areas.
TD promotes itself as the first truly North American bank. But Mr. Clark, who confirmed in an interview Monday that he will likely retire in 2013, said his goal is not to build a behemoth bank in the United States that spreads from coast to coast.
“Wells [Fargo], Bank of America and Chase are that,” he said. “ I think it’s unrealistic. Maybe 10 years from now another [TD] CEO can do that.”
What Mr. Clark, 62, wants to leave as his legacy is solid positions in key markets, and “ a customer-friendly growing bank that is fundamentally at the lower end of the risk spectrum,” he said. “ I think we’re there now.”
South Financial Group has lost money every quarter over the past two years and has been forced to issue huge amounts of equity to stay afloat. But it had already become apparent to South Financial’s executives toward the end of 2009 that they were going to need more capital to get through their problems, and they had been weighing possibilities ranging from deals with private equity players to the one with TD Bank.
The bank would have done all it could to avoid a failure, said South Financial Group’s CEO H. Lynn Harton. “ It was my goal, the board’s goal, the entire team’s goal to do everything in our power to make sure that was not going to happen to us,” he said in an interview.
” This is a growth story. Rather than a traditional merger where there’s overlap and the focus is on cost savings, TD has a long-term growth perspective of investment — building out the franchise, growing this, and competing.”
Mr. Harton has agreed to join TD’s management team and will continue to be based in Greenville. Mr. Clark said TD decided there was no value in waiting to see if South Financial failed. While that might have allowed TD to strike a government-assisted deal, key personnel and customers might have left, he said.
TD’s offer, which requires approval from South Financial’s shareholders and is expected to close in the third quarter, includes $61-million (U.S.) in cash and stock for South Financial’s shareholders, and $131-million for the U.S. Treasury, which had bought preferred shares of the beleaguered bank as part of its capital purchase program.
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2. TD Bank to Buy Troubled South Financial For $191.6M
Dow Jones
05/18/2010
CAROLINE VAN HASSELT
For the second time in a month, Toronto-Dominion Bank (TD), Canada’s second-largest bank by assets, scooped up a troubled U.S. bank, enabling it to expand its footprint in the U.S. southeast.
The bank said it agreed to buy Greenville, S.C.-based South Financial Group Inc. (TSFG) for $191.6 million in cash or stock. The transaction, six months in the making, allows TD to enter South Carolina and expand its recently acquired base in Florida.
Last month, TD bought three shuttered Florida banks — Riverside National Bank, First Federal Bank of North Florida and AmericanFirst Bank — for $3.8 billion from the Federal Deposit Insurance Corp. To outbid its competitors, TD was forced to accept less-than-favorable terms, agreeing to a 50-50 loss-sharing formula with the FDIC. The typical split is 80-20. This time, TD didn’t wait for the FDIC to close the ailing three-state bank.
“This is a preemptive bid likely launched to ensure limited competition,” says Brad Smith, an analyst at Stonecap Securities Inc. in Toronto.
The deal could also signal a return to traditional, that is, non-FDIC, merger-and-acquisition activity.
“I think it marks a turning point in the consolidation of the market. FDIC transactions aren’t the only game in town any more,” says Terry Moore, managing director of Accenture’s North America banking practice. “With the economy showing some signs of strength, there’s more confidence of getting into the game. There’s a signficant number of diamonds in the rough that would fit nicely within the strategic aspirations of a set of stronger banks, that include both U.S. and foreign banks.”
There are more than 700 U.S. banks, holding some $400 billion in assets, on the FDIC’s troubled list. Foreign banks, including TD, Canadian rival Bank of Montreal (BMO) and Spain’s Banco Bilbao Vizcaya Argentaria SA (BBVA), have all brokered deals with the FDIC.
“Foreign banks are licking their chops at the U.S. market,” Moore says. “They didn’t come here to buy one institution. I think it’s conceivable that, over the next 12 months, we’ll see a domino effect, where consolidation really picks up in the traditional market.”
South Financial, the owner of Carolina First in the Carolinas and Mercantile Bank in Florida, sold $347 million in preferred stock to the U.S. Treasury through the Troubled Asset Relief Program, or TARP, to stay afloat after getting pummeled by its exposure to real estate in Florida. TD said it is paying the U.S. Treasury $130.6 million for the preferred stock. The government has agreed to discharge all accrued dividends.
Toronto-based TD is offering to pay 28 cents a share or 0.004 of a TD share for each South Financial stock for a total of $61 million. The per-share price is a 58% discount to Friday’s closing price of 67 cents. The bank is also swapping 1,000 of its shares for South Financial voting preferred stock to pick up 39.9% voting power. TD needs to secure 51% approval from shareholders.
“There was a compromise on TARP and a price for the common shareholders,” says TD Chief Executive Ed Clark. “The tipping-point positive was that we quite like the management team. We’ve acquired a solid set of lenders and a solid set of risk managers.”
TD picks up 176 stores, including 66 in Florida that don’t overlap with TD’s other stores. It goes from having nine branches in Florida in 2007 to 170. “We’ve always viewed Florida as a critical state both for Canadian and northeastern customers going south, but we also liked Florida in its own right because it’s an excellent souce of deposits,” Clark says.
The bank, which is adding $9.8 billion in deposits, said it expects to take a $1 billion loan write-down, mostly from soured commercial loans.
The transaction is expected to be completed by the end of August. TD said the deal will be “slightly accretive” to fiscal 2011 earnings and reduce its Tier 1 capital by 40-50 basis points, even after it issues, in connection with this acquisition, C$250 million in stock.
Clark said TD will absorb South Financial before embarking on other deals. “You keep tilling the grounds to see where do you want to go next, but I think we pause here for the summer unless the FDIC surprises us and offers us something that we can’t refuse,” he says.
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3. TD Bank’s Purchase Of South Financial Is A Boon For The FDIC
Dow Jones
05/18/2010
MARSHALL ECKBLAD
The sale of a small troubled bank in South Carolina means big things in the government’s efforts to close the nation’s most troubled lenders.
The Canadian lender Toronto-Dominion Bank (TD, TD.T) on Monday agreed to buy the teetering South Financial Group (TSFG) for 28 cents a share, or less than half the 67 cents apiece South Financial’s shares were fetching before the weekend.
More striking than TD Bank’s discount, however, is the conspicuous absence of the Federal Deposit Insurance Corp.
The government regulator has closed more than 200 banks since the beginning of last year, soaking up losses as it worked to find buyers for the banks, or at least some of their pieces. Now, its benefiting from stronger lenders’

growing interest in buying banks before, not after, they fail.
“Institutions are becoming more interested in making acquisitions, including open bank acquisitions,” said FDIC spokesman Andrew Gray. “Obviously, that’s our preferred outcome, because it saves the deposit fund money.”
The trend also means bank regulators could see a smaller and smaller role in cleaning up the most troubled banks. During the real estate boom, hundreds of smaller U.S. banks rushed headlong into financing commercial real estate projects; when the bubble popped, many of those loans turned into hefty losses.
During the worst days of the financial crisis, some of the biggest U.S. banks bought loss-riddled competitors for next to nothing by waiting for the FDIC to first seize the struggling lenders, and wipe out current shareholders. J.P. Morgan Chase & Co. (JPM) expanded coast-to-coast when it purchased failed Washington Mutual Inc., for example, and PNC Financial Services Group Inc. (PNC) bought Ohio rival National City Corp.
Back then, very few banks were willing to assume the risk of taking on a distressed bank, so willing buyers could name ultra-friendly terms. Now, with the U.S. economy improving, bankers are rushing to make sure they don’t miss a chance to pick up competitors—and also their loans and deposits—for cheap.
In fact, there are now so many bidders for failed banks that the most eager banks could follow TD Bank’s model and start cutting deals with troubled banks that haven’t yet failed. The prices for distressed banks, in other words, are fast becoming less distressed.
“FDIC deals have become overheated very quickly,” said Chris Marinac, managing principal at FIG Partners. “And regular-way mergers at low prices may be the new ticket.”
TD Bank’s outright purchase of a teetering lender in the Southeast—a crisis zone of the banking crisis—is the latest sign prices for troubled banks are rising.
Late last month, the FDIC seized three troubled banks in Puerto Rico and sold them off to stronger banks. Bidding was so strong that the FDIC said the seizures cost $500 million less than its forecasts. In mid-April, TD Bank itself outbid competitors for three failed Florida banks, and agreed to soak up a larger share of the failed banks’ future loan losses than the FDIC initially offered.
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4. With mergers, Canadian bank quickly becoming a power in Florida
The Tampa Tribune
05/17/2010
MICHAEL SASSO
A Toronto-based banking giant has quickly become a power in Florida after buying three banks and now eyeing Mercantile Bank.
On Monday, TD Bank Financial Group announced it plans to buy The South Financial Group, the parent company of Mercantile Bank in Florida and Carolina First Bank, which has branches in the Carolinas. If regulators approve the deal, TD Bank will pick up South Financial’s 176 branches, including 66 Mercantile Bank branches in Florida.
The Canadian company, which has its U.S. headquarters in Portland, Maine, has gone on a buying spree lately in Florida.

Two months ago, TD Bank had just 35 branches in South Florida. However, last month it acquired the failed Riverside National Bank of Florida in Fort Pierce and two smaller Florida community banks. The FDIC facilitated that deal.
Adding up those three banks and the new Mercantile Bank branches, TD Bank could have around 180 branches in Florida by year’s end if regulators approve the deal, said Kevin Gillen, TD Bank’s regional president in the South.
The acquisition also would give the company a foothold in the Tampa Bay area, where Mercantile had at least 17 branches.
The South Financial Group had been plagued by troubled loans, and TD Bank poured over its books extensively, Gillen said. Last year, Greenville, S.C.-based South Financial lost $676.3 million, mostly because it had to reserve so much money for potential loan losses, according to Securities and Exchange Commission filings.
With such deep financial problems, TD Bank is buying South Financial at a bargain. TD Bank will pay South Financial shareholders 28 cents for each stock share, or exchange each share of South Financial for 0.004 shares of TD common stock. Stock in TD Bank sells for about $70 per share.
All told, payments to South Financial stockholders in cash or TD stock will come to $61 million. TD bank will also pay $130.6 million to pay off the U.S. Treasury Department, which holds $347 million of preferred stock in South Financial.
Longtime Florida banking experts say more bank buyouts are on the way.
Roy McCraw, a former Tampa Bay regional chairman of Wachovia Bank, said many community banks are suffering from troubled commercial real estate loans and are seeking new capital. Where they once commanded high prices, many small community banks today are selling for less than their book value, McCraw said.
Benjamin Bishop, chairman of Allen C. Ewing & Co., an investment banking firm that specializes in community banks, said he expects other big Canadian banks to look south for buyout targets. These could include the Canadian Imperial Bank of Commerce and Scotiabank, Bishop said.
Canadian banks haven’t suffered the deep losses from subprime loans that U.S. banks have, Bishop said.
According to a news release, TD Bank Financial Group had $567 billion in assets worldwide as of Jan. 31. South Financial had about $12.4 billion in assets as of March 31.
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5. TD deal further bolsters Florida presence
Philadelphia Business Journal
05/18/2010
JEFF BLUMENTHAL
Just last month, TD Bank went from about 30 Florida branches to 100 with the addition of three failed banks it acquired from federal regulators. Now with Monday’s addition of struggling South Financial Group, TD adds almost 70 more Florida branches and enters another key market in the Sunshine State, Tampa.
South Financial operates as Carolina First Bank in the Carolinas and Mercantile Bank in Florida. Mercantile has 70 branches with much of its Florida deposit strength in the Tampa-Clearwater-St. Petersberg area (more than

$800 million of its $3 billion deposits). It also has branches spread out through Central and Northeast Florida.
The acquisition would give TD Bank its first presence on Florida’s west coast.
The bank would cover much of Florida, with the exception of the Panhandle, Southwest Florida and the Florida Keys.
Following the deal, TD Bank would have 170 branches in Florida, the sixth-most in the state. Combining TD Bank with the four banks it acquired in the past month, according to the June 30, 2009, FDIC numbers, would give it a little more than $7.1 billion in Florida deposits — good enough for 10th place among the top banks for deposits in Florida. It was 40th before the April acquisitions.
Carolina First Bank also has 83 branches in South Carolina and 27 branches in North Carolina. So not only does the deal enhance TD’s growing Florida network, it helps to bridge a break in its footprint between the Washington metro area and Florida, where the bank had no presence. In North Carolina, it enters markets such as Asheville and Wilmington while in South Carolina, it gains sites in Charleston, Columbia, Lexington, Myrtle Beach and Aiken.
TD’s predecessor, Commerce Bank, first entered Florida in 2005 when it acquired Palm Beach County Bank. Since that time, the bank had grown organically to 35 branches with nine more in the planning stages. The April acquisitions add a combined 69 branches to that total and potentially 40 more branches in the pipeline. Those acquisitions also took the bank from its primary focus area in the three counties that make up the Miami-Fort Lauderdale region to 16 of Florida’s 69 counties, extending up the eastern coast to Daytona Beach and the Jacksonville market and westward toward Gainesville, Lakeland, Treasure Island and Orlando.
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6. Deal to sell South Financial could face court challenge
Greenville News (SC)
05/18/2010
DAVID DYKES
The chairman of South Financial Group’s board of directors told The Greenville News he won’t be surprised if the deal to sell the banking company to Toronto-based TD Bank Financial Group faces a shareholder challenge in court.
There were signs that the merger, which needs approval of South Financial shareholders and various regulators, faces opposition. The company’s chairman, John C.B. Smith Jr., said he wouldn’t be surprised by a lawsuit challenging the agreement.
On Monday, Levi & Korsinsky, a New York law firm, said it is investigating South Financial’s board for possible breaches of fiduciary duty and other potential violations of state law in connection with the directors’ efforts to sell the company.
The law firm said in a statement the investigation concerns whether South Financial’s board failed “to adequately shop” the company before entering the transaction and whether TD Bank is underpaying for South Financial shares, “thus unlawfully harming South Financial stockholders.”
The law firm said that the offer price is below Friday’s closing price and below the 99 cents-a-share price at which the company’s stock traded as recently as April 15.
At least one analyst set a price target for South Financial stock at $3.50 a share and the median target set by analysts is 88 cents a share, the law firm said.
Smith told The News that the heavily discounted price was a concern to company directors who met Sunday in Greenville with their financial and legal advisers and approved the merger.
“We’ve talked with a number of potential equity investors, capital investors and also a number of strategic partners,” he said. “Of all that we’ve talked to, this was the best financially for the stockholders by some margin.”
“None of us like where we are,” said Smith, an attorney and owner of a Columbia real estate firm. “But, unfortunately, we’ve been subject to the severe downturn in the real estate market in Florida and also western North Carolina and the coast of South Carolina.
“We’ve exhausted every other option and this was the best option left for us.”
“We’re very pleased to reach an agreement to merge with TD,” he said. “We feel that this will be a good thing for our stockholders and also a good thing for our customers and employees.”
H. Lynn Harton, South Financial’s president and chief executive officer, said company officials met with several firms, “both equity providers and strategic partners.” He declined to elaborate.
The sale of South Financial Group to the Canadian-based company alters the financial landscape in Greenville, removing an important local headquarters and raising a level of apprehension about what comes next.
The pressure on South Financial, the parent company of Carolina First Bank, had been steadily growing and crested recently with a consent order with the federal government that required the bank to raise more capital and unload troubled assets.
A top South Financial official told The Greenville News the company had exhausted its options and struck the deal Sunday night with TD Bank Financial Group. South Financial had rolled up more than $1.3 billion in losses since the beginning of 2008, when it installed new management.
TD, under the agreement, will acquire South Financial for $61 million in cash or TD common stock — a dramatic reduction from the company’s market capitalization of $144.5 million and its share price of 67 cents on Friday, the last day of trading before the agreement was announced.
As part of the deal, the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program. TD will pay approximately $130.6 million for the taxpayer funds South Financial received as part of the bank bailout plan. The government agreed to discharge all accrued but unpaid dividends on that stock, TD officials said.
The next steps are critical for the community and for the company’s more than 2,000 employees. The chief executive of TD told The Newson Monday that it’s too early to discuss how many jobs could be affected by the merger agreement.
Community leaders said there also are questions about what happens now with the sudden departure of a headquarters bank that played a leading role in financing developments that have transformed Greenville’s downtown.
Asked about the potential impact on local jobs, Bh arat Masrani, president and chief executive officer of TD Bank, told The Newsin a telephone conference that the merger was “early in the process” and it was too soon to discuss specific job details.
“This announcement is all about growth,” he said. “We do not have a presence in South Carolina. It’s an important market for us.”

His company’s intent is to have “a credible presence” in the state, Masrani said. Company officials were expected to be in Greenville today.
Shareholder value
TD Bank Financial said it signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of South Financial for approximately $61 million in cash or TD common stock. Shareholders of South Financial’s common stock will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial share.
Once the transaction is completed, TD will acquire all of South Financial and its businesses and obligations, including all deposits of Carolina First, which also operates as Mercantile Bank in Florida.
Common shares of South Financial traded sharply lower Monday after the announcement and lost more than half their value to close at 30 cents a share.
South Financial canceled its annual meeting, scheduled for today in downtown Greenville, after the deal was announced.
Management progress
Jim Grantham, former chairman and president of First National Bank in Easley, whose bank was acquired by Carolina First about 12 years ago, said, “I had hopes, even though I knew it was probably unlikely or unreasonable, that the bank could make it standing alone.
“I guess at this point I figured most of the losses have been taken and that they might be able to raise the necessary capital because it would be a relatively low-risk investment,” said Grantham, whose family owns more than 300,000 shares of South Financial stock.
Masrani, TD’s chief executive, said the South Financial team “made a lot of progress in improving risk oversight and operations, making timely decisions and taking corrective action.”
For TD, the agreement offers a platform for expanding in the Southeast and increasing its presence in Florida. South Financial, as of March 31, had about $12.4 billion in assets and 176 branch offices. About 44 percent of its customer deposits were in South Carolina, 45 percent in Florida and 11 percent in North Carolina.
“This transaction represents another key milestone as we continue to build out our U.S. franchise,” said Ed Clark, president and chief executive of TD Bank Financial.
South Financial began its operations in 1986 under the name “Carolina First Corp.” with the opening of its banking subsidiary, Carolina First Bank, in Greenville. Its opening was undertaken, in part, in response to opportunities resulting from the takeovers of several South Carolina-based banks by larger Southeastern regional bank holding companies in the mid-1980s. TheToronto-Dominion Bank and its subsidiaries collectively are known as TD Bank Financial Group. The company’s businesses include TD Waterhouse and an investment in the TD Ameritrade online broker. Last month, TD bought three closed Florida financial institutions — AmericanFirstBank, First Federal Bank of North Florida and Riverside National Bank — from the Federal Deposit Insurance Corp. TD previously acquired Commerce Bancorp Inc. in the Mid-Atlantic States. TD Bank is one of the 15 largest commercial banks in the United States with $152 billion in assets. Harton told The News he will join TDBank’s management under a three-year retention agreement, stay in Greenville and report to Masrani.
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7. TD Bank officials ‘in love with Greenville’
Greenville News (SC)
05/18/2010
BEN SZOBODY and JENNY MUNRO
TD Bank officials have been to town, and “fallen in love with Greenville,” especially the pro cycling events, said Ben Haskew, president of the Greenville Chamber of Commerce.
Developer Bo Aughtry, whose sole lender for the just-completed Main@Broad project was South Financial’s Carolina First Bank, said the exposure of Greenville to bank executives already illustrates how exposing people to Greenville ends up generating more economic opportunity.
“If you get somebody here, they’re going to love this market,” he said.
Whether Greenville loses anything in terms of both lending for local development and high-profile civic contributions depends on whether TD’s local executives will be free to make their own decisions, said Greenville Mayor Knox White, adding he believes that is likely to be the case.
He’s had contact with TD officials over the course of the past year, knew the group was interested in Greenville and said the bank puts a high premium on community involvement.
“We think this is obviously a positive,” said Steve Dopp, Charleston-based developer of the Westin Poinsett Hotel in downtown Greenville. “This is a very strong, very respected bank in the United States and Canada.”
Given South Financial’s current situation, “the best solution was an out-of-market bank” taking over, he said, adding he understands that most of the local management probably will be retained.
“Any time you lose a headquarters, you lose a certain amount of wealth,” Haskew said. “Hopefully, they will retain a headquarters function here.”
He added South Financial obviously needed financial support and this could be good news overall.
But it’s too early to know exactly how the business community and Greenville as a whole will be affected.
“We’re asking ourselves those questions,” Haskew said.
Local business leaders who have played key roles in Greenville’s downtown renaissance said it’s important to look to the future and not spend too much time lamenting the sale of a key financial institution that has been at center stage in the region’s growth.
Aughtry said while some downtown projects wouldn’t have happened without the bank’s involvement, deserving projects will still be able to find financing.
A bigger issue, he said, is the size of Carolina First’s contribution to seemingly every major community or charitable effort in Greenville.
That presence, Aughtry said, will be “very hard to replace” unless the bank holding company’s new owner adopts the same approach to the community.
Aughtry said the deal struck with TD Bank is a win compared to the other potential options for Carolina First, in part because TD’s existing market doesn’t duplicate any of the territory Carolina First covers.
He also said that for TD to grow its market share, it will have an incentive to be a good corporate citizen.
Former City Councilman Garry Coulter said while it’s better to maintain a corporate headquarters, the nature of business is change, and given the possible outcomes for Carolina First, this was a good one — for the bank and for Greenville.
Haskew said sometimes it’s more difficult to gain support from organizations with out-of-town headquarters.
Carolina First has been a “major lender” behind a range of key projects including RiverPlace on the Reedy River and downtown’s Poinsett Plaza and other developments.
It also has a 10-year, $3 million contract for the naming rights to the Carolina First Center, formerly the Palmetto Expo Center. White and City Manager Jim Bourey said Carolina First Center is likely to change names, but they expect TD to complete the contract and maintain other sponsorship commitments.
And Carolina First’s total sponsorship commitment alone is in the hundreds of thousands each year, Bourey said, adding the Carolina First Reedy River Run to the list. Another signature event the bank supports is the Carolina First Saturday Market, for which it pays $12,500.
The bank also has provided major start-up funding for the Carolina First Center for Excellence, a major education program begun by the Greenville Chamber.
“Carolina First gave birth to us, but they said from the beginning we needed to get other support,” said Michele Brinn, Chamber vice president of workforce development and education, of the creation of the Center for Excellence. “Through time, we have found other support,” Haskew said.
Dopp said his Packwood Management firm and Carolina First have a “very strong and important relationship.”
The bank provided 50 percent of the first-mortgage financing for the Westin Poinsett and was the foundation for the remainder of the complicated deal for the hotel’s development, he said. Because the Poinsett had been closed for some years, finding financing was difficult.
John Tully, president of Michelin Development Upstate, said his organization, which provides low-cost lending for small businesses in the Upstate, is intimately involved with Carolina First. The bank provides due diligence and other banking functions for Michelin Development Upstate.
“I’m not anticipating any chances from that perspective,” he said, adding it’s too early to assess the impact on Greenville and the Upstate of losing a financial headquarters.
Michelin North America also does business with Carolina First, said Lynn Mann, spokeswoman for the Greenville-based company.
“It’s too early yet to know how the merger will impact Michelin,” she said. But the company appreciates the flexibility that comes with a bank that has a significant presence in Greenville.
Coulter, executive vice president of USA Risk Intermediaries LLC, said TD is heavily involved in the captive insurance market where he works and describes a conservative and soundly managed bank that’s a giant in Canada and bigger than all but the Wall Street titans in the United State.
If anything, he sees the company adding support to its new market in South Carolina — including the unofficial kind.

Expect to see Canadians of means in town during the winter, wearing inappropriately light clothing, Coulter said, predicting a seasonal migration that will stem from corporate knowledge about the city.
This is already a trend. Coulter’s boss lives in Vermont, he said, but owns a townhouse in Thornblade.
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8. VIDEO CLIPS: Ed Clark, Colleen Johnston and Bernie Dorval interviews
To play clip in a separate window, click here.
Program: Trading Day
Station: Business News Network
TD Bank’s US Expansion: Canada’s TD Bank continues to push to expand its presence in the United States, with Ed Clark, TD Bank Financial Group CEO & president.
* * * * *
To play clip in a separate window, click here.
Program: Trading Day
Station: Business News Network
TD Bank Makes a Buy: The TD Bank Financial Group is continuing its expansion in the United States, agreeing to acquire Greenville, South Carolina-based The South Financial Group. Co lleen Johnston, CFO, Toronto-Dominion Bank, explains why the bank is buying the troubled lender and how the deal fits into TD’s growth strategy in the U.S.
* * * * *
To play clip in a separate window, click here.
Program: En Affaires
Station: Canal Argent
Bernie Dorval interviewed.
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9. Canadian business brands weathered recession well
National Post
05/18/2010
HOLLIE SHAW
News and multimedia giant Thomson Reuters has shot to the pinnacle of a top 25 Canadian brands ranking by Interbrand Canada.
Thomson Corp.’s 2008 acquisition of Reuters showed how ably a Canadian business can take centre stage globally, said Bev Tudhope, chief executive of Interbrand Canada, which assigned the brand a value $9.4 billion in its Best Canadian Brands 2010 survey.

“The one thing we love about that merger was that it was so bold,” said Tudhope. “Thomson Reuters has (become) a global powerhouse. They are more of a business-to-business brand than a business-to-consumer brand, but they have definitely gained in recognition and profile since the merger happened.
They regularly run full-page ads in the business press and they did a massive rebranding campaign. We are proud to call them a Canadian brand.”
Interbrand, a division of Omnicom Group Inc., the world’s largest advertising conglomerate, publishes an annual list of global brand rankings and does one specifically for Canada every two years.
The agency arrives at a financial value for a brand based on three criteria: Economic earnings attributable to the brand (a subtraction of operating costs from a company’s revenues and earnings); the role the brand plays in Canadian business, and; a score of the brand’s strength projected into the future based on its stability, longevity, consumer loyalty, buzz and consistency of consumer experience.
Canadian brands held up incredibly well through the recession, Tudhope noted, with the top 25 of 2010 rising by a total value of $14.9 billion, or 35 per cent, over Interbrand’s last study in 2008. A noted strength among many in the top 25 is how well they are diversifying globally, which raises the profile of Canadian enterprises and cements our global reputation, Tudhope said.
Financial institutions also ranked prominently on the list, with Toronto-Dominion Bank leapfrogging over Royal Bank of Canada to take second place this year compared with 2008.
“The banks have always been in the top five, and our banking sector has performed better than any other in the world in the last 18 months,” Tudhope said. TD, with a brand value of $6.7 billion, moved ahead of RBC on the strength of it performance and acquisitions. “It edged ahead of RBC this year primarily because RBC’s operations in U.S. are a bit of a lag on performance.”
Coffee and baked goods chain Tim Hortons moved into to sixth place from 10th with a brand value of $2.6 billion, also on the strength of its U.S. expansion, Tudhope said.
He also cited the global penetration of top-25 newcomer La Senza, the Montreal-based lingerie brand bought by U.S.-based Limited Brands in 2007.
“La Senza is operating in almost 50 countries outside of Canada. Many people in Canada do not know how successful they have been around the world.”
- - -
Canada’s Best Brands
1. Thomson Reuters
2. TD
3. RBC
4. BlackBerry
5. Shoppers Drug Mart
6. Tim Hortons
7. Bell
8. Rogers
9. Scotiabank
10. BMO

11. Canadian Tire
12. Manulife
13. Bombardier
14. CIBC
15. Telus
16. Sun Life
17. Lululemon
18. Molson
19. Suncor/Petro-Canada
20. Rona
21. Shaw
22. Investors Group
23. Labatt
24. Imax
25. La Senza
Source: Interbrand Canada
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10. Harper sends G20 a warning on debt; Will urge fiscal discipline at meet
National Post
05/18/2010
DAVID AKIN
Pg. A4
Prime Minister Stephen Harper, worried that rising debt and deficits of some of the world’s largest economies will derail the global economic recovery, said Monday that he will push G20 leaders next month to commit themselves to some benchmarks on the fiscal health of their national governments.
“We now need to reassure markets not just that we’ve been prepared to intervene when we had to, but that governments can run responsible and sustainable balances over the long term,” Harper said. “The levels of deficit and debt in many countries are reaching levels that markets judge to be unsustainable.”
Craig Alexander, chief economist at TD Bank, said he agreed with Harper’s push for G20 governments to confront issues around their long-term fiscal sustainability.
“It is very clear that across the industrialized world, there is a significant need to put more responsible fiscal policies in place,” Alexander said.
Harper is seen to have more influence in this discussion than Canada normally has at international forums because of its relatively healthy fiscal position and its stable financial system. Canada’s banks were the only ones in major industrialized countries that did not require a government bailout at the beginning of the recession. Moreover, Canada’s debt and deficits relative to the size of its economy are the lowest in the G8 and among the lowest in the G20.
In short, because Canada’s fiscal and regulatory house is in order and because it survived the recession better than most, Harper and his cabinet ministers believe they have the moral authority to play a leadership role in G20’s economic discussions.
On Monday, Harper sent a letter to each leader who will attend the G20 summit in Toronto at the end of June, arguing that the “Framework for Strong, Sustainable and Balanced Growth” — the key document that came out of earlier G20 summits in Washington and Pittsburgh — must now be re-written to deal with debt levels that are threatening to swamp Europe.
“We must continue to fulfil our international obligation to fully implement our stimulus plans to avoid a slide back into financial or economic crisis,” Harper wrote. “However, as the recovery becomes entrenched and our stimulus plans expire, we cannot afford to rest on our laurels. We must quickly turn our attention to the next major issue facing our countries and the G20 as a whole, that is, the issue of restoring our public finances, or, as many economists put it, implementing fiscal consolidation.”
Alexander said Canada is one of a handful of G20 countries that have a credible plan to emerge from deficits in five to seven years.
Markets now are concerned about the fiscal probity of countries like Greece, Portugal, Ireland and Spain, but there are also concerns that giants like the U.S. and Japan must also provide credible assessments of their return to sustainable government fiscal policies.
In the letter, Harper warns G20 leaders that it is vital that governments — and not the world’s bankers — set the terms and benchmarks for debt and deficit levels.
“We can confront our fiscal challenge with clear and realistic plans for fiscal consolidation, or we can wait for markets to dictate the terms for us,” Harper wrote.
He wants each country to arrive at Toronto’s summit with clear plans to return to sustainable levels of borrowing.
“It is preferable for governments to set out the terms and scope of these consolidation plans consistent with each country’s individual needs and circumstances. But to meet this challenge, we must deliver firm, credible plans that will put our countries on a path to fiscal sustainability.”
The excerpts of the letter, released by the PMO, indicate that he also wrote: “Care must be taken to design consolidation plans so they do not halt recovery but sustain it, while looking to countries with high savings to provide greater support for demand.”
The prime minister’s office would not release the full text of the letter, nor would PMO officials identify the countries Harper is singling out when he speaks about those with “high savings.”
TD’s Alexander suggested it would almost certainly be interpreted to mean China and Germany.
“The argument would be if (China and Germany) didn’t save quite as much and if they consumed more goods and services from other countries, they could actually help to support growth while the fiscal rebalancing is taking place in other regions,” Alexander said.
Harper also said the decision by Canada and other G20 leaders to run up huge government deficits both this year and last were the right decision.
“That has been a very necessary part of the recovery,” he said.
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11. Tories launch global fight against bank tax
The Globe and Mail
05/18/2010

GRAEME SMITH and KEVIN CARMICHAEL
Pg. A1
Canada is taking its campaign against a global bank levy on the road, part of an aggressive shift in tactics by the Harper government to kill an initiative that risks becoming a distraction from the Prime Minister’s agenda at the G20 summit.
Finance Minister Jim Flaherty, who blocked a push by the U.S. and the European Union to win G20 support of a bank levy last month at meetings in Washington, was on the offensive in New Delhi Monday, trying to win support for Canada’s counterproposal to the bank tax, an untested plan that would require financial institutions to sell debt that would convert to easily accessible reserves when funds run low.
“We have to keep our eye on the ball,” said Mr. Flaherty, who rallied support for his stand among G20 finance ministers from emerging markets by characterizing the bank levy as unfair punishment of countries who had no role in causing the financial crisis. “The banks in India performed well, and so did the financial institutions in Canada.”
Mr. Flaherty’s meetings with his Indian counterparts were only the beginning. Tuesday, five cabinet ministers will make the case for stricter financial regulation and against the bank levy at speeches or press conferences in four cities, including Mr. Flaherty in Mumbai and Trade Minister Peter Van Loan in Washington.
The co-ordinated public relations assault mirrors a tactic the Prime Minister Stephen Harper uses to effect at home, deploying cabinet ministers to several locations at once, creating several mini-events that strengthen the chances of the government’s message getting out.
Joining Mr. Flaherty and Mr. Van Loan in the media blitz is Treasury Board President Stockwell Day, scheduled to speak in Shanghai, where he will have a chance to make an impression on the one country that rivals the U.S. and the European Union in economic might.
In Ottawa, Industry Minister Tony Clement and Foreign Affairs Minister Lawrence Canon were scheduled to hold a press conference early Tuesday afternoon to make the government’s case on financial regulation to the home crowd.
The Harper government’s international lobbying effort represents an escalation in tactics, which until now consisted of speeches, media interviews and the occasional op-ed piece in the business press.
It also shows that Ottawa believes the idea of a global tax still has life, and that the Canadian argument that such a levy unfairly punishes the innocent might not be enough to carry the day when some of the world’s most powerful economies are the opponents.
The debate over the bank tax is rooted in the G20 pledge to ensure taxpayers don’t pay for future bailouts of financial institutions. While everyone agrees on that issue, the debate is about how to achieve that goal. Most European countries, with the backing of the International Monetary Fund, say this is would best be done by raising money from the banks directly. But to work, a tax would have to be applied broadly. Otherwise, financial institutions could try to avoid the fees by fleeing to non-tax jurisdictions.
Canada’s counterproposal is to make banks raise “embedded contingent capital,” which Canadian officials argue would ensure taxpayers avoid paying for future bailouts by shifting the burden to shareholders, who would see their existing stake diluted when the contingent bonds were converted to equity.
Mr. Flaherty didn’t say how Canada’s “contingent capital” idea was received during his meetings with India’s finance minister, Pranab Mukherjee, and the country’s G20 sherpa Montek Singh Ahluwalia. In academic circles, the concept is coming under greater scrutiny, and some are skeptical.
Among the unknowns is how markets would react when a bank triggered its contingent capital. Rather than strengthen the bank, investors could see the move as a sign of weakness, which could lead to mass selling of the firm’s shares or even a run on the bank itself by nervous deposit holders.
But Canada’s agenda is bigger than the fighting the bank tax.
As the euro fell to its lowest level in four years amid worries Europe’s debt crisis will impede economic growth, Mr. Flaherty talked to Indian officials about the need for fiscal constraint in the G20, echoing the message of a letter Mr. Harper sent to the other 19 leaders in the group on Monday.
In Toronto, leaders will attempt to co-ordinate their domestic economic policies to foster “sustainable” global economic growth, which includes ensuring the expansion in India and other emerging markets makes up for what will be lost in the U.S. and Europe, which must save to constrain massive private and public debts.
Building such a framework is “all the more important given what has evolved in Europe of late, including fiscal consolidation and the clear need for fiscal consolidation to proceed and proceed now,” Mr. Flaherty said.
When asked if Europe’s woes could spread, Mr. Flaherty said, “Not yet, not that I have seen.” But he added: “We have to obviously be cautious and vigilant.”
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12. Editorial: Banking on Mr. Flaherty
The Globe and Mail
05/18/2010
Jim Flaherty, the federal Minister of Finance, is right to be engaging in international diplomacy, in order to resist the proposal for a global bank tax.
The United States and Europe, where governments had to spend large amounts of money rescuing a number of banks in the financial crisis of 2008-2009, are favourable to this idea. But Canada’s banks should not suffer for sins they did not commit and they should not have to pay taxes that would amount to compulsory insurance premiums for the risk of losses they are most unlikely to incur.
Mr. Flaherty and his colleagues are wisely looking elsewhere for allies in the G20, in preparation for the June summit. Asia did not have to bail out banks, so Mr. Flaherty is in India, and Stockwell Day, the President of the Treasury Board, is in China for the Shanghai world’s fair.
Canada is not simply immune to bank failure. It happened here in the 1920s, and again in 1985, with the Northland Bank and the Canadian Commercial Bank – not to mention the failures of several “near banks” such as trust companies. Julie Dickson, the head of the Office of the Superintendent of Financial Institutions, pointed out that history in a speech last month, and warned, “Banks should not assume that G20 countries will simply adopt Canadian rules and call it a day.”
Rather, she is advocating “embedded contingent capital,” and Mr. Flaherty has taken this message to India. Instead of a systemic-risk fund based on the proceeds of a global bank tax, such as many others are endorsing – a kind of insurance policy that could increase the all-too-comforting expectation of bailout – Ms. Dickson and Mr. Flaherty propose a reform that builds in market discipline. Banks would issue debt instruments that would be converted into shares in the event of a crisis, thus maintaining capital, while diluting the interests of the existing shareholders.

The Greek fiscal crisis has awakened justifiable fears of sovereign defaults, and banks – as creditors of some shaky sovereign states – are charging each other higher interest rates in consequence. This renewed consciousness of bank instability should not result in the imposition of new tax burdens, but in the prudent, market-oriented reforms that Jim Flaherty and Julie Dickson advocate.
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13. Promise exceeds reality of financial reform bill
The Globe and Mail
05/18/2010
BARRIE McKENNA
Pg. B11
Capitol Hill insiders are betting this is the week the U.S. Senate finally okays a monster financial reform overhaul bill.
It would mark the last serious hurdle for the legislation, which seeks to redraw the rules of bank regulation in the United States.
Another event this week is likely to pass with considerably less fanfare.
On Thursday, U.S. Federal Deposit Insurance Corp. chairwoman Sheila Bair provides her quarterly checkup of the banking industry, detailing the financial health of the industry and updating its list of problem institutions.
This picture is not likely to be pretty. The last time she reported, U.S. authorities had just finished seizing the 140th failed bank of 2008 and the number of institutions in trouble had shot up to 702, the most since the savings-and-loan crisis of the early 1990s.
This week’s report is likely to be much worse as the problems in the banking industry filter down to ever-smaller institutions, which tend to be more heavily exposed to commercial real estate and construction lending.
Through last Friday, 72 banks had failed in the United States this year. Experts said the tally for the year could top 200.
In a recent interview, Ms. Bair said that what troubles her in the short term is the daily strain of shutting down and auctioning off failed banks. But what keeps her up at night is “making sure the party doesn’t start again,” she told her home-state newspaper, the Kansas City Star.
And that, she said, is why “we need financial regulatory reform.”
But as the Senate completes its work on the financial reform package, it’s not clear the legislation would prevent another “party,” as Ms. Bair puts it.
The rhetoric of the bill’s backers sounds good. They argue the legislation would rein in Wall Street, put an end to financial institutions that are “too big to fail,” protect consumers and prevent the next crisis.
Reality is unlikely to be so clear-cut. The basic structure of the U.S. banking industry and its supervisors remains largely intact. Regulators will still face a nightmarish array of institutions to watch over. There will still be roughly 8,000 banks in the United States — from systemically important mega-banks such as Bank of America and

Citibank, to tiny mom-and-pop operations on Main Street.
Nothing in the bill specifically limits the size of the big banks, nor the sheer number of smaller lenders for that matter.
Instead, the legislation promises a better early-warning system and an orderly “funeral” process for winding down large banks that threaten the financial system, without taxpayer-financed bailouts.
But there will still be institutions whose activities are too woven into the financial system to simply let fail. And it’s no secret who they are, giving them an unfair advantage in raising capital.
To a degree, the legislation would rein in Wall Street. There would be more transparency of financial derivatives. And under the so-called Volcker rule, banks would be barred from trading on their own accounts or investing in hedge funds and private equity firms.
But no one is predicting the demise of Goldman Sachs and the other big investment banks, who helped engineer the leverage machine that brought the economy to the brink.
And what would protect savers and borrowers? Yes, there’s a new consumer regulator. But nothing in the legislation would prevent the kind of Wild West mortgage lending that went on during the housing boom.
Another frequently cited culprit of the financial crisis is the credit-rating industry. Again, the legislation doesn’t address the fundamental conflict of interest that exists between investment dealers, who pay raters to determine whether their securities are credit-worthy.
The bill also tackles the perverse incentives on Wall Street, where compensation too often rewards short-term gains over long-term financial health.
Here again, the promise exceeds the reality. The centrepiece of the legislation’s section on executive compensation gives shareholders the right to demand non-binding votes on pay.
Indeed, the banking industry may look a lot like it does now when U.S. President Barack Obama signs the legislation.
So don’t be surprised if you get an invitation to the next party.
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14. Senators Seek Curbs On Foreign Bailouts
The Wall Street Journal
05/18/2010
GREG HITT and VICTORIA McGRANE
Pg. A5
The Senate approved Monday a measure that could make it harder to deploy U.S. funds in rescuing foreign governments, signaling Congress’s unease with the sort of global economic aid recently given to Greece.
The measure, adopted by a 94-0 vote as an amendment to the financial regulatory overhaul bill the Senate is considering, would require the Obama administration to certify that any future loans made by the International Monetary Fund would be fully repaid. Absent such as certification, U.S. representatives to the IMF would be required to oppose the lending. The U.S. is a major funder of the IMF, which provided loans to Greece as part of a larger support package.

“American taxpayers should not be involved in bailing out foreign governments,” said Sen. John Cornyn (R., Texas), chief sponsor of the amendment. “Greece is not by any stretch of the imagination too big to fail.”
“The thrust of the amendment is the correct one,” added Senate Banking Chairman Chris Dodd (D., Conn.). “This is a good amendment deserving of our support.”
In a recent interview with Bloomberg TV, Treasury Secretary Timothy Geithner voiced concern about the proposal. He said the U.S. has “never lost a penny” while supporting the IMF. “We have a big stake in helping Europe manage through these things and we’re going to do it in a way that is sensible for the American economy and the American taxpayer,” he said.
The bipartisan support for the amendment underscored the desire of lawmakers to avoid any measure that could be seen as a taxpayer-funded bailout.
But in practice, it is not clear how significant Mr. Cornyn’s proposal would be. Country loans of the sort extended to Greece require the approval of a simple majority of the IMF board. That means no single IMF stakeholder — even the U.S. — can block them. Moreover, IMF loans rarely proceed without already being assured of wide support.
The Senate also passed an amendment that removed restrictions in the original overhaul bill that made it tougher for so-called “angel investors” to finance start-up businesses. The bill would have increased the regulatory requirements for this class of investor, and would have included an extended review by the Securities and Exchange Commission. The amendment, which passed by voice vote, removed these requirements.
In other developments Monday, Senate Democratic Leader Harry Reid raised the pressure on fellow senators to close debate on the broader overhaul bill. Mr. Reid filed a petition Monday to shut off debate, setting the stage for a vote Wednesday. If debate is closed, as expected, a vote on the Senate bill itself would soon take place. If it passes, it will still need to be reconciled with a regulatory overhaul bill the House of Representatives has already passed.
Mr. Reid wants to clear the way for action before Memorial Day on a handful of other high-priority measures in Congress, including a bill to continue funding the wars in Iraq and Afghanistan.
“This cannot be delayed any longer,” the Nevada Democrat said. “The end must come.”
The regulatory overhaul bill aims to increase consumer protections and limit risk-taking in the banking system, among other things. It is meant to address some of the perceived weaknesses in current regulation that may have contributed to the recent crisis in the financial sector.
Dozens of amendments are still pending.
One proposal from Sens. Jeff Merkley (D., Ore.) and Carl Levin (D., Mich.) would restrict bank trading activities, prohibiting “proprietary” trading at banks that have access to federal deposit insurance.
Another proposal, promoted by Sens. Maria Cantwell (D., Wash.) and John McCain (R., Ariz.), would reinstate Depression-era rules that barred commercial banks from affiliating with investment banks.
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15. This new credit crunch seems so déjà vu
The Globe and Mail
05/18/2010
BOYD ERMAN
Coming soon: Credit Crunch Part II.
Early looks at the plot suggest it will be much the same as the first time around, freshened up with the usual sequel tropes of different exotic locales and a few new characters.
There will be tales of bad loans to dodgy borrowers in sunny climes leading to a loss of faith in the financial system, bank bailouts, dubious derivatives, and unexpected economic ripple effects that sideswipe everyone from Canadian oil producers to Chinese toy makers.
Greek and Portuguese politicians take leading roles as the villains, instead of California and Arizona home buyers. The patsies, previously portrayed by Lehman Brothers and Citigroup, are now German and French banks. Brussels and Frankfurt sub in for Washington, where politicians sweat bailout after bailout as they race to save the world.
It starts a bit slow, but by the end it could be terrifying. That is, unless policy makers can find a way to cancel the sequel by stopping the steady ossification of European credit markets.
“There is a bit of a déjà vu feeling,” says Roger Lowenstein, author of The End of Wall Street, which chronicles in impressive and depressing detail the madness that gripped U.S. banks and led many to ruin in the past decade.
More than a bit, actually. Reading The End of Wall Street, which came out last month, is like entering some sort of portal in time.
One moment you are engrossed in the part about the Dow Jones industrial average taking a huge tumble as markets figure out just how bad the Lehman situation is; the next minute someone wanders by and says “Hey, the Dow’s down 400 points.” The only difference is this time it is sovereign debt not mortgages that trigger the anxiety.
There are the debtors blaming “speculators” rather than mismanagement for their own misery. There is the seizing up of the financial system with indicators such as the TED spread and Libor increasingly showing fears that banks are going to run into trouble.
Credit default swaps that provide insurance against European banks failing are becoming increasingly expensive. Commercial paper markets are showing stress, threatening again to cut off financing for companies in all types of business.
“Traders in Europe clearly remember that there’s never just one bug in the salad,” Mr. Lowenstein says. Greece may be just a harbinger of more problems to come, as the troubles at Bear Stearns Holdings Inc. were.
“Markets are saying if we couldn’t trust Citi and Merrill Lynch why should we trust Portugal?”
Yet again, it can all be traced back to bad debt at the banks. U.S. banks lent too much to barely solvent homeowners who fibbed about their earnings and ability to repay. Europe’s banks lent too much to barely solvent governments that lied about their finances. Both times, regulators who were supposed to be watching were asleep.
Once again, the concern is that financial institutions will end up with big losses that will force them to cut back on lending.

“Traders in Europe clearly remember that there’s never just one bug in the salad. ”
— Roger Lowenstein, author of The End of Wall Street
That’s when financial sector problems become wider economic problems. “That’s when you get these 15-car pileups on the highway,” Mr. Lowenstein says.
Just as the U.S. mortgage mess found its way across the seas, Europe’s problems are not confined to the continent.
China’s stock market is plunging and economists warn that trade may shut down if European banks start to shun the letters of credit upon which Chinese exporters depend to make sales. Oil and other commodities are being slammed on fears of a slowing China. Canada’s resource sector is collateral damage.
Yet as bad as it could be, there’s a sense that in the broader world, many remain unaware.
That’s also a familiar plot feature. There were six months between the near-failure and fire sale of Bear Stearns in March, 2008, and the rapid series of crises that marked the worst of the financial collapse in September of that year. All the while, Main Street had little idea what was coming down the pipe – a monster that we now know as the Great Recession.
Can regulators avoid having bad loans to governments trigger the double-dip recession that until recently seemed to be a forgotten risk?
As Mr. Lowenstein points out, once the bad loans are made, there aren’t many options. In 2008, “once the loans were on the books I’m not sure there was a soft landing” possible.
If that’s true, Credit Crunch II could be pretty tough to watch.
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16. Banking: Ready to rumble
Canadian Business
05/18/2010
THOMAS WATSON
At least a few eyebrows raised in March when Canaccord Financial CEO Paul Reynolds struck a $286-million deal to acquire Genuity Capital Markets, David Kassie’s closely held investment bank. After all, smooth honeymoons are not the norm for financial marriages, which typically involve egos as large as the related transaction prices.
According to analysts, there is a lot to like about this cash-and-stock deal, but there is also execution risk. “Canaccord’s acquisition of Boston’s Adam Harkness didn’t get off to a positive start,” says one industry watcher. “And a lot of industry people think there will be plenty of discord at the morning meetings with Genuity involved. The Genuity guys have a reputation for being very aggressive, more so than on the Canaccord side. Canaccord has also focused on growth stories. That’s their story. And Genuity has a different base of larger-cap clients. That means little overlap, which is good for any merger. But it also means different cultures. The cynical view is that Genuity sold out to a lower-quality competitor instead of doing an IPO. So some people see Kassie and crew looking for an out.”
Another Bay Street insider says Reynolds’s decision to invite “Kassie’s stable of cowboys into Canaccord’s public corral could result in a reverse takeover.”

Reputational risk is also a factor. Under Reynolds’s steady stewardship, Canaccord — which posted $478 million in revenue for its fiscal 2009 period — is nothing like what insiders fondly call “the Vancouver bucket shop of yesteryear.” But it took a serious PR hit from the asset-backed commercial paper fiasco. And Genuity was born out of a string of controversial deals and blunders at the Canadian Imperial Bank of Commerce, including one that resulted in a US$2.4-billion payout to Enron investors.
Kassie, a former head of CIBC World Markets who was expected to eventually take CIBC’s throne, was tossed overboard in 2004. Shortly after, Genuity was conceived around his picnic table, and it became a magnet for deal-making talent. After a string of embarrassing defections, CIBC sued, claiming Genuity was poaching. Kassie fired back with a wrongful-dismissal action. According to Street humour, the ongoing litigation will last as long as the Peloponnesian War.
Critics predicted Genuity would fail, which is why the Canaccord acquisition is seen by some as vindication for Kassie’s career. But the man doesn’t need to prove himself. He is widely respected, even by former CIBC executives who did not follow him to Genuity. “I have enormous respect for David Kassie,” says Don Lindsay, CEO of Teck Cominco and former president of CIBC World
Markets, adding it wouldn’t be appropriate to comment more “until the CIBC lawsuit is settled.”
Furthermore, after Kassie left CIBC, the bank’s reputational hiccups didn’t stop, while Genuity quickly attracted big-name clients. “David was on my board, and I know him well as a director,” says Michael MacMillan, former head of Alliance Atlantis. “But I also know him as an investment banker who really understood business and economics. I’ve used various firms over the years, and all have had pros and cons. But Alliance had terrific experiences with Genuity. The fact that it was a new firm didn’t bother us. We knew David and his track record. Bob’s your uncle. There is not much more to say.”
Since its inception, Kassie’s firm — which generated about $100 million in revenue in its last fiscal year — has grown itself into a top-notch M&A shop. And that could be exactly what Reynolds needs to achieve what he calls “Canaccord’s global ambitions.”
The day before shareholders voted 99.8% in favour of the merger, Canadian Business sat down for an exclusive interview with the power brokers behind Bay Street’s most recent high-profile partnership to discuss the deal, investment banking, the economy and life on the Street.
CB: How did this deal come to pass?
Paul Reynolds: Canaccord is always looking for ways to grow its business. We look for opportunities in the U.S. We look for them in the U.K. And we look in Canada. David and I had a merger talk about 2 1/2 years ago, but the financial crisis hit, and a deal didn’t work for either of us at that time. We got together for another talk late last year. It was prompted by Canaccord. We saw an opportunity to buy an M&A business at the right time, the low end of the cycle.
CB What was the driving factor?
David Kassie: When Paul called, Genuity was coming up on its fifth anniversary. Our partners’ committee had already had a strategic offsite to discuss the next five years. In addition to thinking about going public, we were thinking about exploring strategic options, but with nothing on the radar. Nobody was looking to cash in and exit the business. After talking to Canaccord, we benchmarked the merger opportunity with an IPO and saw a larger and better platform to grow more rapidly. The other thing was Canaccord’s indigenous U.K. businesses, its indigenous U.S. business and its retail business, none of which Genuity had. We felt our capabilities and senior management skills could help add value to these businesses. Frankly, I don’t think they are represented in the Canaccord share price, but they have been improved quite a bit by Canaccord, and they look to be at, or close to, the inflection point, when they could add serious value. So we felt that this was a really good opportunity.
PR: For us, the main genesis, really, is that Genuity is great at things in which Canaccord lacks a lot of expertise and vice versa. Canaccord is a prolific underwriter, and most of our business, over 70%, comes out of that revenue engine. At Genuity, over 70% of what they do comes out of M&A and advisory skill sets. Putting our firms together creates one of the top, if not the top, investment banks in the country. We are now clearly the No. 1 independent in Canada. No. 1 in M&A, restructuring and equity underwriting. This merger puts us in direct competition with the major banks.
CB: You both have run organizations that have been caught up, rightly or wrongly, in reputation-threatening media storms. Did that create any merger concerns?
PR: I don’t see any negatives in David’s past. He has an impeccable reputation and is one of the industry’s most trustworthy and bankable names. As for Canaccord and ABCP, it happened the week I took over as CEO. I came from the capital markets business and didn’t know much about commercial paper. I had to come up to speed. Clients that held ABCP walked out in a good position. We put them first. Commercial paper cost our internal and external shareholders a lot of money. But we did the right thing.
CB: Is a chairman role really meaty enough for David Kassie?
DK: I won’t just be chairing the board. The title is group chairman, and it is a full-time executive role. I’ll be working with Paul and the rest of team on strategy and clients and generating revenue.
PR: The big advantage of independent firms is the flat structure. We operate like a partnership. David will be in the office every day and we expect him to be a big producer.
CB: Is there a threat that some top Genuity people will bide time until they can cash out?
PR: Their stock vests over a five-year period, and the senior guys are tied up for about eight years, so they’re at Canaccord for a long time. David and his partners also didn’t get what they thought Genuity was worth, or what our independent advisers said they’d get in an IPO. They took a discount because they are entrepreneurial. They want to take Canaccord shares to a much higher place.
DK: With approximately 50 partners, the equity in Genuity was pretty broadly held. So for the most part, I don’t think anybody has realized career-ending ambitions. That said, I have a sense of what motivates my partners. And they are not working just for money. That’s clearly part of it. But they enjoy what they do. They like working together. They like serving clients. They like building a business and competing. That’s why they do what they do. So I think people at the combined firm will be pretty motivated for a long time. I’m motivated and energized myself.
CB: No two firms are a perfect match. What are the expected challenges?
PR: At Canaccord, we’ve always said any merger would have to be a strong strategic fit, a strong cultural fit and accretive to earnings right out of the gate. This deal is all three. Both firms are producer-driven, so we don’t have huge layers of management. Everybody at both firms is involved in all aspects of the business, so we are a good cultural fit. It’s been tough departing with some good partners, who have been replaced by Genuity people who fit better going forward. But the two businesses are so different that redundancies are minimal. With this deal, the big synergies are not in cost savings, which are over $9 million. This is about revenue gained from combining an equity underwriting and distribution firm with an M&A advisory firm.
DK: On the surface, you might expect cultural challenges integrating an M&A culture with an underwriting culture. But we see an attractive and very complementary fit. Most of Genuity’s partners worked on larger platforms prior to joining the firm. They’re used to having prolific underwriting prowess and broader distribution capabilities. So we’re delighted to have more arrows in the quiver.
CB: So no cultural differences? Not even Ki restaurant v. Bymark?
PR: Actually, our favourite restaurants do match. Canaccord and Genuity are a very similar deal. And we’ve been very good at integrating businesses. We have domestic operations in Canada, the U.S. and the U.K. And we make them work together very well. I don’t think putting together like-minded teams in Canada will be as difficult as making that broader group work well together.
CB: Other banking acquisitions have become reverse takeovers. Is that a concern?
PR: I don’t have any concerns with this transaction. There are an equal number of senior people from each firm in senior Canadian roles. My CEO role doesn’t change. Obviously, I am happy about that. Mark Maybank, our chief operating officer, stays in his role. Brad Kotush, our chief financial officer, stays in his role. But the key is culture. Genuity and Canaccord are both partnership cultures. I don’t see a reverse takeover happening. I see a new group of like-minded partners. And they have the same goals as I have, which is to improve the efficiencies and profitability of Canaccord and take the stock to much higher multiples for internal and external shareholders.
DK: Investment banks are a people business. And it is very rare for a firm to have too much talent. The shortcoming is usually that you don’t have enough. So should too much talent be a problem, it would be an extraordinarily high-class problem and one that usually doesn’t occur.
CB: Now that the financial crisis appears to have passed, will Corporate Canada be more or less likely to turn to an independent dealer for investment advice?
PR: I think we are very well positioned. Some of the larger banks put a lot of selling pressure on their clients during the downturn, and there will be some backlash against them as things recover and debt becomes more available.
DK: My experience is clients makes decisions based on what’s required. And the winners are usually the ones with the best ideas, execution, products and advice.
CB: With government and consumer balance sheets being what they are, how do you see the Canadian and global economies performing over the near term as interest rates rise and government stimulus stops?
PR: My view is that rates are going to remain pretty unchanged for the balance of this year. There are very conflicting views, but that’s my personal one. I think rates will stay low longer than people think and that the economy will be able to absorb the small rate hikes I see over the next 18 months.
DK: The local economy has been doing relatively well compared to the U.S. And I think that will continue to be the case. It is one of the few times in my 30-year career that Canada is definitely in vogue internationally. We should have a reasonably good capital market, certainly relative to other markets.
CB: Where will the big-money deals come from in the near term?
PR: A vast array of sectors and industries. I think mining might cool off a bit over the next six to 12 months. Related commodity prices might have run a bit hard. But I am very bullish on energy and business in the U.S., especially in life sciences and technology.
CB: What are the hidden, or lesser known, threats to the recovery?
PR: For the financial industry, the biggest threat is over-regulation. There are going to be a lot of regulatory changes, although probably more so in the U.S. and U.K. than Canada. But that could create an opportunity for us. Some major institutions may have to divest assets, and Canaccord with Genuity is a larger more profitable firm that could make acquisitions to grow our businesses. It may not happen. But there could be some great opportunities.
CB: What does it take to succeed as an investment banker today?
DK: With technological innovation, day-to-day details have changed over the years. But fundamentals to success have not. Success is about being creative, putting clients first, problem-solving and having value-added ideas.
PR: I started as a trader, then I was a private client broker, then I was in institutional sales, then investment banking, then a chief operating officer, and now I am a CEO. Every job needed a different skill set. But the common required thing was hard work. Put your clients first and work hard and you can succeed in this sector.
CB: How has the industry changed?
DK: When I started, it was all about the client. For Genuity and Canaccord, it still is. But on Wall Street and elsewhere around the world, including Canada, you can have such big balance sheets, and such large firms, with such large conflicts of interest, that it is not about just serving the client anymore. And when you have the largest firms generating so much of their profits from other activities, it is really hard to put the client first. You are constantly in conflict, even if people are well meaning.
CB: What are your thoughts about the SEC allegations against Goldman Sachs?
DK: No comment.
PR: I have no answer on that.
CB: What’s the biggest public misconception about investment banking?

PR: We don’t have investment bankers getting paid hundreds of millions of dollars. It just doesn’t happen in Canada.
CB: How do you start the day?
PR: My day will change because I am moving to Toronto. But working out of Vancouver, I get up at 4:45 a.m. and check my Blackberry to see daily comments out of the U.K. I have a shower, then look at Toronto notes and e-mails before driving to work. I arrive between 6 a.m. and 6:30 a.m. I talk to partners in the U.K. and out east, then move on to clients. We are a producer-led firm, so I don’t sit around having coffee.
DK: I read Canadian Business.
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17. Don’t forget the basics in rush to own a home
Canwest News Service
05/18/2010
The rush is on to buy a home before the mortgage rates go up too high and, in Ontario and British Columbia, before the harmonized sales tax is introduced on July 1, pushing prices higher.
But home buyers are well-advised not to be too hasty when it comes to signing their names to the deed of their new homes.
“A house doesn’t come with a money-back guarantee, which is why it’s so important to be aware of potential issues before you buy,” says Henry Blumenthal, vice-president and chief underwriter, TD Insurance. “New homeowners need to know what they’re buying and ensure they can maintain and protect their most valuable asset, because once the sold sign goes up, the buck stops with them.”
By consulting the experts before you buy you can avoid being hit with unexpected expenses afterward - like needing a new roof or furnace. Even the best-looking home can have problems under the surface that will invalidate your home insurance.
TD Insurance advises that new home buyers hire a professional home inspector to give the place the once-over before any cash changes hands. The inspector’s job is to go over the home’s structure and major systems — roof, exterior, electrical, heating, cooling and plumbing — with a fine-toothed comb to identify current or future problems. Insurers can use that report to identify areas that could decrease or increase premiums — or even make you ineligible for home insurance.
Water damage is one of the most common problems — currently, water damage is responsible for about half the home insurance claims that TD Insurance pays out. When looking at the building inspector’s report, an insurer will want to know, among other things, whether your house is susceptible to flooding, how often it occurs and what damage it causes, and will adjust your premiums accordingly.
Outdated plumbing and electrical systems can also affect your premiums and eligibility for insurance, as well as outdated heating systems; liability exposure (for example, an unfenced pool); previous renovations; presence of smoke detectors; alarm systems.
“The inspection identifies what repairs need to be made and at what cost,” adds Bob Dunlop, president of Carson Dunlop, a leading home inspection company. “Depending on your financial situation, what comes out of our report could have an impact on your purchase decision. It could even give you some bargaining power with the seller.
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18. More funding urged for post-secondary schools; Universities need to attract under-represented groups, report says
The Gazette (Montreal)
05/18/2010
MEAGAN FITZPATRICK
Pg. A12
Post-secondary institutions need more money and better planning to meet the many pressures placed on them, which include producing a more skilled workforce to keep Canada competitive in the global economy, according to a report from TD Economics.
The wide-ranging report, released yesterday, discusses the challenges that lie ahead for post-secondary schools and the barriers, financial and otherwise, for students to access them.
“Now is not the time for complacency,” said Don Drummond, an economic adviser for TD and one of the report’s authors.
“The federal and provincial governments have corrected a lot of the difficulties that got created by the severe budget cutbacks to post-secondary education in the 1990s. But for every step forward they’ve made in terms of improvements, I think our expectations of what the sector is going to accomplish have been raised even farther,” he said.
Expanding the student population is going to mean reaching out to traditionally under-represented groups, like aboriginals and youth from low-income families, the TD report says. It’s also going to require engaging students at an earlier age to show them the benefits of higher education and that it doesn’t cost as much as they may think.
Misperceptions can act as a barrier to more people pursuing post-secondary education, Drummond said.
“There is compelling but distressing evidence that when students and their parents are asked about their perceptions of the benefits and the costs of post-secondary education, they are wildly off the mark on both. They tend to overestimate the cost and underestimate the benefits,” he said.
An average undergraduate degree in 2009 cost an estimated $53,356 for a student living at home and $80,498 for a student living away, according to statistics in the report.
Those costs are expected to rise in the coming years, and parents need to start thinking of saving for their children’s education the way they think of saving for their own retirement, the authors say. It must become an “ingrained part of the life cycle of savings.”
Funding post-secondary education is one major challenge, and the quality of the education is another, the report suggests.
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19. Canada’s $200-million lure pulls in 19 big-name researchers
The Globe and Mail
05/18/2010
ELIZABETH CHURCH
A $200-million international recruitment drive is bringing 19 leading researchers to Canadian campuses with multimillion-dollar grants that are setting off alarm bells over a potential brain drain in other countries.
The researchers — half recruited from the United States, with four from Britain and the rest from Germany, France and Brazil — will each receive $10- million over seven years as the first group of Canada Excellence Research Chairs. They represent Ottawa’s most forceful effort yet to signal its commitment to big science, something critics say has been badlylacking.
” Canada has to become more than ever a magnet for talent,” said Industry Minister Tony Clement, in Toronto to name the successful applicants. The announcement, he said, builds on other federal initiatives, such as investments in campus building projects as part of Ottawa’s stimulus spending and the Vanier scholarships for graduate students. All are central, he said, to the government’s innovation agenda.
” Talk is cheap. We are actually doing,” Mr. Clement said later in an interview, referring to critics in the science community who say the Harper government has not committed to research in the same way as U.S. President Barack Obama and other foreign leaders.
The scientists’ appointments mark the endgame in a complicated two-year process that saw some schools outbid in the final stretch by foreign campuses intent on keeping big-name faculty. It also underlines the high political stakes involved in recruiting big-name researchers at a time when most countries — including Canada — are pinning their economic hopes on scientific advances.
While cabinet ministers held press conferences at 13 campuses across the country Monday to crow about our gains, the British press ran angst-filled stories over the loss of four top-flight academics.
In all, 13 universities will welcome these scientists to their campuses, most with colleagues and graduate students in tow. As part of the recruitment package, several of their spouses were also offered academic posts.
The list of successful schools is a surprise both for who is on it and who is not. The veterinary college at tiny University of Prince Edward Island made the final cut and managed to recruit a candidate, while research powerhouses such as McGill University did not. There also is not a single female researcher among the 19 spots, an indication of how few women hold senior positions in science and engineering, the fields that dominate the winning entries.
University of California professor Ian Gardner says his colleagues were puzzled by his decision to pull up stakes from the Davis campus west of San Francisco to move to Prince Edward Island.
” They told me I was out of my mind,” Prof. Gardner, an epidemiologist who will study the health of fish stocks, said with a chuckle.
Prof. Gardner, an Australian, said the UPEI offer came at the right time in his career. The small size of the campus and the attention devoted to his field there was an attraction, although the prospect of many connecting flights for international travel was not. “ It’s a bit isolated, but I’m focusing on the positives,” he said.
His arrival is a coup for the Charlottetown campus. “ It’s really a huge vindication for all the small universities in Canada,” said Ian Dahoo, a fellow epidemiologist who has known Prof. Gardner for two decades and was key in recruiting him.
At the University of Western Ontario, the appointment of Cambridge neuroscientist Adrian Owen is creating an international stir. Prof. Owen, who leads a team conducting research on individuals with severe brain injuries, has gained prominence for his ability to communicate with subjects in a vegetative state. He will bring a team of four or more with him and expects that to grow to between 20 and 30 with additional funding from the university.
The long-term nature of the funding and the university’s existing facilities and expertise are what convinced him to make the move. “ I wasn’t looking to leave Cambridge, but when I saw the offer on the table, well, pardon the pun, it was a no-brainer,” he said. “ It is seven years of excellent funding and Western is more than matching it.”
Not all schools were able to get the researchers they were after. The University of Toronto received two chairs, but lost two others to “ a bit of arm- wrestling” with their existing schools, Mr. Clement said.
The program had planned to award 20 chairs, but fell short by one, because of competition, he said.
Schools made the final cut based on their proposal and candidate, so if a researcher backed out, they did not have a second chance to look for a replacement and the money went somewhere else.
U of A attracted four chairs — more than any other campus — including two from Britain. It also recruited virologist Michael Houghton, a member of the team that discovered the hepatitis C virus. His arrival was made possible with an added $80-million in private and provincial funding.
At a time when many universities are cutting programs to balance budgets, the massive effort required to attract these scholars has come under fire. A report by Toronto-Dominion Bank, released Monday, warns that a huge investment will be required in the next six years to meet the rise in demand for a college or university degree in some parts of the country.
Millions for top researchers is great, said economist Don Drummond, one of the report’s authors, but does not address declining standards in undergraduate education. “I’d still like to get my daughter into a smaller classroom,” he said.
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Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A PRINT ADVERTISEMENT RUN IN
REGIONAL PUBLICATIONS COMMENCING ON OR ABOUT MAY 17, 2010
WHEN IT COMES TO SERVICE AND CONVENIENCE, THE BAR IS ABOUT TO BE RAISED EVEN HIGHER. IMPORTANT NEWS FOR CUSTOMERS Bank Customers: to acquire Mercantile Mercantile Bank Group’s plans To Financial (TSFG). TD Bank Group, Inc. pleased to announce South Financial we were The First. this week, holding company, the name Carolina Earlier of their under by the purchase and in the Carolinas Carolina First that name and Florida under approval, operates in TSFG shareholder Bank regulatory and Mercantile subject to Bank®. At which is Convenient of the acquisition, America’s Most the completion part of TD Bank, to our Customers. Following First will become convenience and Carolina and unparalleled grow and Bank legendary service continue to Mercantile delivering First, we can committed to and Carolina also we’re Bank TD Bank is TD Bank, of Mercantile Carolina. acquisition North and South it a TD’s proposed and in carries with And with Florida market community to our part of a on that commitment believe being our communities expand We of stronger communities. and members to building organizations committed charitable a time when especially during responsibility, need us most. Bank Most Convenient AND WITH TD Bank, America’s INLTHER5_3___IN ASSETS About BANKS ON LARGEST &LORIDA OFETHEO -S-FROM s /NE LOCATIONS_ANDL A!4 THE WORLD s /VERV BANKSNIN &INANCIAL4’ROUP“nAONEKOF banks in $ “ANK one of the safest OFBTHER4 ranked as and recently ss !!MEMBER Moody’s INLASSETS_NRATEDN!AAABY BILLION Magazine by Global Finance North America Bank the same locations. Better people at Building The same friendly THE SERVEDEBY feel is important do today n other news we just as you and any to bank of the acquisition Please continue the status updated on to keep you We promise to great we look forward . is bright and to you . The future Bank for you Build The Better our goal is to TD Bank, and Shareholders. At Employees for our Customers, times ahead Sincerely, Masrani Bharat 0RESIDENTI Most Convenient TD Bank, America’s

THE FOLLOWING IS A PRINT ADVERTISEMENT RUN IN
REGIONAL PUBLICATIONS COMMENCING ON OR ABOUT MAY 17, 2010
WHEN IT COMES TO SERVICE AND CONVENIENCE, THE BAR IS ABOUT TO BE RAISED EVEN HIGHER. IMPORTANT NEWS FOR AND CUSTOMERS Bank Customers: First Mercantile to acquire Carolina First and plans To Carolina Financial Group’s . (TSFG). TD Bank Group, Inc pleased to announce South Financial we were company, The Bank. Earlier this week, their holding name Mercantile purchase of under the Bank by the and in Florida and Mercantile under that name Carolinas approval, in the TSFG shareholder First operates and Carolina subject to regulatory Bank®. At which is Convenient the acquisition, Most of Bank, America’s the completion part of TD to our Customers. Following Bank will become convenience and Mercantile and unparalleled grow and First legendary service continue to Carolina delivering Bank, we can to Mercantile also we’re committed First and TD Bank is TD Bank, of Carolina market. acquisition and in our Florida a TD’s proposed Carolina with it And with and South carries to North part of a community on that commitment believe being our communities expand We of stronger communities. and members to building organizations committed charitable a time when especially during responsibility, need us most. Bank Most Convenient AND WITH TD Bank, America’s INLTHER5_3___IN ASSETS About BANKS ON LARGEST &LORIDA OFETHEO -S-FROM s /NE LOCATIONS_ANDL A!4 THE WORLD s /VERV BANKSNIN &INANCIAL4’ROUP“nAONEKOF banks in $ “ANK one of the safest OFBTHER4 ranked as and recently ss !!MEMBER Moody’s INLASSETS_NRATEDN!AAABY BILLION Magazine by Global Finance North America Bank the same locations. Better people at Building The same friendly THE SERVEDEBY feel is important do today n other news we just as you and any to bank of the acquisition Please continue the status updated on to keep you We promise to great we look forward . is bright and to you . The future Bank for you Build The Better our goal is to TD Bank, and Shareholders. At Employees for our Customers, times ahead Sincerely, Masrani Bharat 0RESIDENTI Bank Most Convenient TD Bank, America’s

THE FOLLOWING IS A PRINT ADVERTISEMENT RUN IN
REGIONAL PUBLICATIONS COMMENCING ON OR ABOUT MAY 17, 2010
WHEN IT COMES TO SERVICE AND CONVENIENCE, THE BAR IS ABOUT TO BE RAISED EVEN HIGHER. IMPORTANT NEWS FOR CUSTOMERS First to acquire Carolina First Customers: plans To Carolina Financial Group’s . (TSFG). TD Bank Group, Inc pleased to announce South Financial we were company, The Bank. Earlier this week, their holding name Mercantile purchase of under the Bank by the and in Florida and Mercantile under that name Carolinas approval, in the TSFG shareholder First operates and Carolina subject to regulatory Bank®. At which is Convenient the acquisition, Most of Bank, America’s the completion part of TD to our Customers. Following Bank will become convenience and Mercantile and unparalleled grow and First legendary service continue to Carolina delivering Bank, we can to Mercantile also we’re committed First and TD Bank is TD Bank, of Carolina market. acquisition and in our Florida a TD’s proposed Carolina with it And with and South carries to North part of a community on that commitment believe being our communities expand We of stronger communities. and members to building organizations committed charitable a time when especially during responsibility, need us most. Bank Most Convenient AND WITH TD Bank, America’s INLTHER5_3___IN ASSETS About BANKS ON LARGEST &LORIDA OFETHEO -S-FROM s /NE LOCATIONS_ANDL A!4 THE WORLD s /VERV BANKSNIN &INANCIAL4’ROUP“nAONEKOF banks in $ “ANK one of the safest OFBTHER4 ranked as and recently ss !!MEMBER Moody’s INLASSETS_NRATEDN!AAABY BILLION Magazine by Global Finance North America Bank the same locations. Better people at Building The same friendly THE SERVEDEBY feel is important do today n other news we just as you and any to bank of the acquisition Please continue the status updated on to keep you We promise to great we look forward . is bright and to you . The future Bank for you Build The Better our goal is to TD Bank, and Shareholders. At Employees for our Customers, times ahead Sincerely, Masrani Bharat 0RESIDENTI Bank Most Convenient TD Bank, America’s

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 19, 2010
Daily News Brief
May 19, 2010
Compiled by Lauren S. McClintock, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank eager to expand — Courier-Post (NJ) [Similar stories appeared in the Myrtle Beach Sun (SC), the Aiken Standard (SC), and Times-News (NC), and on WJNO Newsradio and WYFF-TV NBC CH 4 (SC & NC).]
TD Bank Financial Group’s acquisition of a South Carolina-based bank chain is contingent on stockholder and regulatory approval, with a vote likely to come this summer.
2. TD Bank Buys South Financial, U.S. Taxpayers Win — TheStreet.com
The deal reached by TD Bank Financial Group(TD) to purchase The South Financial Group (TSFG) with significant assistance from the Treasury points to a potentially big change in how large, troubled banks will be resolved.
3.	South Financial buyer wants to be among top three in S.C. — Charleston Regional Business Journal (SC)
TD Bank Financial Group could look to buy other struggling banks in South Carolina after acquiring The South Financial Group of Greenville. The Canadian bank already has been aggressive with its entrance in the Florida market, acquiring four banks there in fewer than 60 days. That includes South Financial’s Florida subsidiary, Mercantile Bank. [TD Bank’s Fred Graziano is quoted.]
4.	Barnegat Township stops accepting credit cards for tax payments — Press of Atlantic City (NJ)
Barnegat Township residents no longer can pay their tax bills using credit cards, now that the bank processing the payments has stopped covering the credit companies’ surcharges, township officials said. TD Bank last month notified Barnegat of the change, which was purely a financial decision, Township Administrator Dave Breeden said.
5.	TD Bank to celebrate grand opening with celebration — Cambridge Chronicle (MA)
To celebrate the recent opening of its store at 235 Alewife Brook Parkway, TD Bank will hold a free, public celebration Saturday, May 22, from 9 a.m. to 2 p.m.
6.	TD Bank paying kids for summer reading — Queens Courier (NY)

In an effort to motivate more children to read during the summer months, while simultaneously teaching them a thing or two about savings, TD Bank has officially launched their eighth annual Summer Reading Program, which started May 3 and lasts until September 30. The TD Charitable Foundation donated $56,000 to New York libraries, including the South Jamaica Queens Library.
7.	Judge OKs Sterling National auction — Worcester Telegram (MA)
Judge Joan N. Feeney of U.S. Bankruptcy Court in Boston yesterday granted a request for relief filed by TD Bank, which said it was owed $5.4 million by the country club’s owner. In its filing, TD Bank said it wanted to “foreclose upon, auction and sell the real property and other tangible assets.”
8.	Bank Employee Claims Rothstein Ignorance — South Florida Business Journal
A TD Bank employee said under oath Tuesday that she didn’t notice any red flags or warning signs for fraud about bank accounts of Ponzi schemer Scott Rothstein.
INDUSTRY NEWS
1. Banks return to charging credit card, checking account fees — USA Today
Amid new limits on some of the industry’s most profitable practices, banks are turning back to familiar money-making strategies: annual credit card fees, monthly checking account fees and product bundling.
2.	Credit card rules cut bank fees by $5B — USA Today
New credit card and overdraft restrictions will save U.S. consumers from being charged at least $5 billion in fees this year alone at the largest U.S. retail banks and credit card companies, a USA TODAY analysis reveals.
3.	Sovereign, M&T Talks Appear Dead — The Wall Street Journal
Sovereign Bank and M&T Bank Corp. were in advanced merger discussions in recent weeks but the talks are dead for now, people familiar with the matter said Tuesday.
4.	For Prepaid Cards, ‘Gift’ Label No Longer Welcome — American Banker
How is a gift card different from a prepaid card? Consumers might see little difference between the two types of plastic cards, both of which store funds. But with regulations set to take effect this summer that significantly restrict fees on gift cards, prepaid companies are scrambling to make sure their products are considered general-purpose payment products instead.
TD BANK NEWS
1.	TD Bank eager to expand By Eileen Stilwell May 18, 2010 — Courier-Post (NJ)

CHERRY HILL — TD Bank Financial Group’s acquisition of a South Carolina-based bank chain is contingent on stockholder and regulatory approval, with a vote likely to come this summer.
TD Bank Financial Group announced its intention Monday to buy the South Financial Group — which has 176 stores in North and South Carolina and deposit-rich Florida — for $192 million.
If the acquisition is approved, shareholders will be allowed to convert their equity into cash or TD Bank stock, said TD spokeswoman Jennifer Morneau.
TD is headquartered in Cherry Hill and Portland, Maine. TD Bank has $152 billion in assets and employs about 22,000 people in its 1,000 U.S. branches.
When TD bought the former Commerce Bank in March 2008, the combined assets of the two companies was $109 billion.
TD Bank Financial Group, which includes the company’s Canadian holdings, had $567 billion in assets at the end of January.
TD Bank kept the Commerce moniker of America’s Most Convenient Bank, but changed its signature color from red to green.
“Our hope is we will continue to grow and add staff,” said Morneau. “But it’s too soon to tell if this new acquisition will create any new jobs in our Cherry Hill headquarters, because we intend to keep local management in the new branches.”
Growth by acquisition is a different way of doing business than the Commerce model of building new branches, economist Joel L. Naroff said.
“If you buy, you can expand more quickly, but invariably you’ll get some unprofitable branches, and you’ll have to accept the headaches that come with combining cultures,” he explained.
“If you build, you can build only where new branches make sense. One business model is not necessarily better than the other. It just means TD is going in a different direction than Commerce did and imprinting its own style.”
The major thrust of the acquisition is that it helps TD Bank — which aims to dominate the market between Maine and Florida — establish a footprint in North and South Carolina.
If the sale becomes final, Georgia will be the only state in the targeted region without a TD bank.
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2.	TD Bank Buys South Financial, U.S. Taxpayers Win By Philip van Doorn May 18, 2010 — TheStreet.com

CHERRY HILL, N.J. (TheStreet) — The deal reached by TD Bank Financial Group(TD) to purchase The South Financial Group (TSFG) with significant assistance from the Treasury points to a potentially big change in how large, troubled banks will be resolved.
The South Financial Group’s main subsidiary is Carolina First Bank of Greenville, S.C. The bank was not included in the most recent version of TheStreet’s Bank Watch List of undercapitalized institutions because its Tier 1 leverage ratio was 7.13% and its total risk-based capital ratio stood at 10.55% as of March 31, putting it above the 5% and 10% levels required for most banks to be considered well capitalized by regulators.
However, in a recent filing with the Securities and Exchange Commission, South Financial said the bank was “no longer deemed to be ‘well capitalized’” because of an April 30 order from state regulators and the Federal Deposit Insurance Corp. requiring the bank to raise its capital ratios to 8% and 12% respectively within 120 days.
The South Financial Group posted a first-quarter net loss of $80.6 million on April 20 after losing $676.3 million in 2009, mainly from charge-offs of delinquent construction loans and commercial loans, and it had $12.4 billion in total assets at quarter’s end, down from $13.3 billion at the same time a year earlier.
Late Monday, TD Bank agreed to pay about $61 million, or 28 cents a share, for South Financial’s common stock, which closed at 30 cents yesterday. While TD Bank CEO Ed Clark touted the deal as “exactly the kind of unassisted transaction that we’ve said we’re comfortable doing,” he meant unassisted by the FDIC, which would have absorbed losses if the bank had failed.
Portraying this deal as “unassisted,” however, was a stretch as there was significant assistance from the Treasury, which agreed to sell $347 million worth of South Financial preferred stock and warrants to TD for just $130.6 million. South Financial had issued the preferred shares to the Treasury in return for bailout money provided in December 2008 via the Troubled Assets Relief Program, or TARP. The compromise on the TARP monies looks like the trade-off for doing the deal before South Financial’s situation deteriorated further.
The deal furthers the expansion strategy of TD Bank on the East Coast, bringing in 176 more branches, including 66 in Florida, and comes comes a month after TD Bank acquired 69 branches as a result of three three bank failures in Florida.
TD’s largest acquisition on April 16 was Riverside National Bank of Fort Pierce, Fla., which had 58 branches and $3.42 billion in total assets. TD Bank won the bid for Riverside over a bid by Seacoast Banking Corp.(SBCF) of Stuart, Fla., in part because TD was willing to accept a 50-50 loss-sharing deal with the FDIC, while most similar deals up to that point in the banking crisis had featured 80% loss sharing by the FDIC.
Since Carolina First’s prospects of raising capital it required were bleak, the TD deal looks like a winner for all parties. While the Treasury is losing roughly $216 million, it would have lost all of its TARP investment if Carolina First Bank had failed, and the FDIC’s insurance fund would have probably taken a much larger hit.
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3.	South Financial buyer wants to be among top three in S.C. By Scott Miller May 19, 2010 — Charleston Regional Business Journal (SC)
TD Bank Financial Group could look to buy other struggling banks in South Carolina after acquiring The South Financial Group of Greenville.
The Canadian bank already has been aggressive with its entrance in the Florida market, acquiring four banks there in fewer than 60 days. That includes South Financial’s Florida subsidiary, Mercantile Bank.
“When we enter any market, our goal is always to be in the top three in deposit share and top three in store count,” said Fred Graziano, executive vice president and head of retail banking for TD Bank.
That could be accomplished through acquisitions or branch construction, he said. Additionally, the bank will keep longer hours than competitors, possibly remaining open seven days a week, to attract customers, Graziano said.
TD Bank announced Monday that it agreed to purchase South Financial for about $192 million, anticipating about $1 billion in future losses on the South Financial portfolio. If the acquisition is approved by federal regulators and shareholders this summer, TD will add $9.8 billion in deposits and pick up 176 branches: 83 in South Carolina, 66 in Florida and 27 in North Carolina.
To rank among the top three in South Carolina, TD Bank would need an additional $1 billion in deposits and 30 more branches. The top three banks in South Carolina form 37% of the deposit market share, according to figures from the Federal Deposit Insurance Corp.:

Bank	Deposits	Market Share
Wachovia Bank	$11.46 billion	16.42%
Bank of America	$8.08 billion	11.57%
BB&T Corp.	$6.32 billion	9.06%
With the South Financial acquisition, TD Bank ranks fifth in number of stores and fourth in deposits with $5.5 billion, according to the bank’s analysis.
The bank ranks much lower in North Carolina, at 18th in number of branches and 21st in deposits. There, TD Bank would need more than 250 additional branches and $30 billion in deposits.
TD Bank, or Toronto-Dominion, has the capital to fund growth in the Carolinas and sacrificed little in acquiring South Financial, said Tony Plath, a banking professor at the University of North Carolina at Charlotte.
TD bought South Financial without FDIC assistance for about $192 million. That includes $61 million for shareholders and $130.6 million to purchase the $347 million in preferred shares that the U.S. Treasury acquired as part of the Troubled Asset Relief Program.
“It would be more expensive for Toronto-Dominion to take all of its employees to lunch at Starbucks,” Plath said. “Let’s face it: South Financial is a rounding error on their balance sheet. They could do another 20 of these deals and not break a sweat.”

TD Bank Financial Group has $567 billion in assets and 74,000 employees worldwide. It is the sixth-largest bank in North America by branches and serves more than 18 million customers around the globe.
Last month, TD Bank bought three shuttered Florida banks — Riverside National Bank, First Federal Bank of North Florida and AmericanFirst Bank — for $3.8 billion from the FDIC.
“I think TD will look to make others deals in the Carolinas and Georgia. They’re going to go after other weak, undercapitalized banks,” Plath said. “I think you’ll see them acquire a half dozen in Georgia, North Carolina and South Carolina in the next two years. They want scale and they want position in the market.”
South Financial President and CEO Lynn Harton hinted as much when announcing the merger Monday. Graziano said bank acquisitions are just one option.
“That’s a strategy where, if something compelling comes along, we would do it,” he said. “If we never get the opportunity to make an acquisition, that’s OK. We’ll build out by finding sites and building out a network.”
TD Bank had been in negotiations with South Financial since December. Graziano wouldn’t comment on whether or not TD Bank has had similar discussions with other S.C. banks.
“But like most banks, we’re always looking at opportunities,” he said.
TD Bank still is evaluating specific markets within South Carolina for expansion, Graziano said.
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4.	Barnegat Township stops accepting credit cards for tax payments Eric Scott Campbell May 18, 2010 — Press of Atlantic City (NJ)
Barnegat Township residents no longer can pay their tax bills using credit cards, now that the bank processing the payments has stopped covering the credit companies’ surcharges, township officials said.
TD Bank last month notified Barnegat of the change, which was purely a financial decision, Township Administrator Dave Breeden said. He estimated that for the township to absorb the expense of credit card surcharges of 2 percent to 2.5 percent, it would cost taxpayers about $90,000 to $100,000 per year.
Instead, the township stopped accepting credit card payments for tax bills after Friday, the same day the bank stopped covering the fees.
Breeden said Barnegat is exploring alternative arrangements, including online payments: “We want to make it as convenient as possible for residents to pay tax bills.”
The next tax-payment deadline is Aug. 1.

Credit cards are still good for utility payments and court fees, which are typically much smaller than tax bills and thus cost the banks that process them less in surcharges, Breeden said.
Whether Barnegat’s experience with TD Bank is part of a trend is unclear. The burden of credit card surcharges has not been a recent conversation topic at the League of Municipalities, said Bill Dressel, its executive director.
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5.	TD Bank to celebrate grand opening with celebration May 17, 2010 — Cambridge Chronicle (MA)
To celebrate the recent opening of its store at 235 Alewife Brook Parkway, TD Bank will hold a free, public celebration Saturday, May 22, from 9 a.m. to 2 p.m.
The celebration will feature food, refreshments, giveaways, a balloon artist, stilt walker, and more. A steel drum band will perform live music. A ribbon-cutting ceremony will take place at 12:30 p.m., followed by a donation presentation from the TD Charitable Foundation to Homeowner’s Rehab Inc.
TD Bank focuses on delivering customer service by providing seven-day branch banking with extended hours, free Penny Arcade coin-counting machines, hassle-free products, free online banking and bill pay at www.tdbank.com, local lenders making local lending decisions, and treats for children and dogs. Customers also have access to a network of 2,600 ATMs from Maine to Florida. The new TD Bank store in Cambridge is open Monday through Wednesday, 8 a.m. to 6 p.m.; Thursday and Friday, 8 a.m. to 8 p.m.; Saturday, 8 a.m. to 3 p.m.; and Sunday, 11 a.m. to 4 p.m.
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6.	TD Bank paying kids for summer reading By Despina Kouvaros May 18, 2010 — Queens Courier (NY)
With summer right around the corner, children are planning a variety of activities to keep themselves entertained during the homework-free months. Biking, swimming, playing sports and video games are all high up on their list. Reading . . . not so much.
According to the Center for Summer Learning, elementary school students lose more than two months’ worth of reading performance each year during the summer. The Department of Education believes that this literary gap will produce approximately 12 million unqualified workers within the next decade.
In an effort to motivate more children to read during the summer months, while simultaneously teaching them a thing or two about savings, TD Bank has officially launched their eighth annual Summer Reading Program, which started Monday, May 3 and lasts until Thursday, September 30.

The TD Charitable Foundation donated $56,000 to New York libraries, including the South Jamaica Queens Library.
“Now more than ever our children need resources and options to help them learn the importance of savings so they are financially literate for years to come,” said Elizabeth K. Warn, executive vice president of community relations at TD Bank and president of the TD Bank Charitable Foundation.
The program, for students 18 years of age and younger, rewards those who read 10 books during the summer with a $10 deposit to their TD Bank Young Savers Account.
According to Lauren Sullivan, TD Bank’s media relation specialist, “About 10,000 to 15,000 children have participated in the Summer Reading program the past few years and we have seen a rise in participation.”
All children have to do is fill out the summer reading form with all of the names of the books read during the summer and bring it to the nearest TD Bank location in order to receive the $10 deposit.
The form is also available online at www.tdbank.com/summerreading.
TD Bank realizes the difficulty parents have when it comes to getting their children to read. In hopes of making this process both easier, as well as fun, they offer a variety of tips on their website, including: letting their child choose books that would interest them, reading the story with them, asking them questions about the story and setting up a time for reading, making it a scheduled activity.
Sullivan noted, “At TD Bank, we believe that reading and financial literacy are key for future education and economic success.”
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7.	Judge OKs Sterling National auction By Lisa Eckelbecker May 18, 2010 — Worcester Telegram (MA)
A bankruptcy court judge has granted a bank’s request to move forward with a foreclosure auction of Sterling National Country Club, the 18-hole private golf course on the Sterling-Lancaster line that shut down in February.
Judge Joan N. Feeney of U.S. Bankruptcy Court in Boston yesterday granted a request for relief filed by TD Bank, which said it was owed $5.4 million by the country club’s owner. In its filing, TD Bank said it wanted to “foreclose upon, auction and sell the real property and other tangible assets.”
An auction is scheduled for 11 a.m. Thursday at the country club at 33 Albright Ave., Sterling, by JJ Manning Auctioneers. Two previous attempts to auction the property were postponed because of the bankruptcy case. TD Bank spokeswoman Jennifer L. Morneau said today in an e-mail, “We can confirm that the court has granted relief to hold the auction on the 20th, and the auction has been rescheduled to that date.”

Sterling National has been owned by Sterling Property Holder Limited Partnership, and its operations were run by Sterling Property Management Limited Partnership. Both entities are linked to Potomac Realty Capital LLC of Needham, a real estate financing company.
The country club closed its doors in February, dismissing workers and distressing couples who had deposited money for wedding receptions. The following month, TD Bank advertised plans to sell the 243-acre club at a foreclosure auction.
Those plans were postponed when the club’s owners filed for Chapter 7 bankruptcy protection to liquidate all assets. TD Bank then obtained court approval to take possession of the property so it could maintain and repair it, a measure particularly critical for the country’s club’s golf course as spring approached.
JJ Manning Auctioneers has reported brisk interest in the country club from a number of parties, including national groups. When asked if this auction will likely go forward, JJ Manning President Justin J. Manning said in an e-mail, “it is as definite as a foreclosure can be.”
The sale of the country club, however, may leave little else for distribution to other creditors of Sterling National.
In court filings yesterday, the country club’s owners said they possessed about $39,543 in assets, listing a 2003 dump truck, a trailer, about $5,535 in accounts receivable and a small amount of money in a savings account. The owners said liabilities to those with unsecured claims total about $279,500, including people who had deposited thousands of dollars to hold events at the club.
A special town meeting vote in Sterling yesterday fell short of the two-thirds majority needed for the town to pursue buying the club for use as a municipal golf course.
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8.	Bank Employee Claims Rothstein Ignorance By Paul Brinkmann May 19, 2010 — South Florida Business Journal
A TD Bank employee said under oath Tuesday that she didn’t notice any red flags or warning signs for fraud about bank accounts of Ponzi schemer Scott Rothstein.
That’s despite hearing one of Rothstein’s potential clients ask her if it was possible for bank accounts with a zero balance to have money in them.
The deposition of Jennifer Kerstetter, an assistant branch manager, shed more light on how Rothstein used local banks to further his fraud.
Kerstetter said she regularly printed account statements for Rothstein and his uncle, Bill Boockvor. She said Boockvor regularly came into the bank’s office to retrieve paper printouts of account statements, even though RRA had access to the same information on the Internet.

Later, some of those printouts wound up showing altered account balances. Kerstetter said several printouts obtained from RRA or victims of the Ponzi scheme were obviously falsified, but she didn’t know who had altered the documents. One of the false account statements showed a $368 million balance on March 20, 2009.
“I would print out and e-mail how much he had in the bank, total, and it was never that high,” Kerstetter said.
The blond, ponytailed Kerstetter wore gold hoop earrings and a black jacket with a skirt for the deposition, which was conducted by Theresa Van Vliet, an attorney with the Fort Lauderdale office of Genovese Joblove & Battista. Van Vliet represents the trustee overseeing the RRA bankruptcy.
Kerstetter said Rothstein and the law firm enjoyed immediate deposit privileges, which allowed them to make withdrawals on checks that were just entered into the account without the delays that were customary on some accounts.
TD Bank itself has denied any knowledge of Rothstein’s fraud and is defending itself against civil allegations. The bank has said repeatedly that it believes “facts will prove that the bank did not conspire with Mr. Rothstein and/or his firm.”
Kerstetter said she’s worked for the bank for years, formerly with Commerce Bank in New Jersey, before it was bought by TD Bank.
She testified that she received regular training about job duties, which included reviewing reports on branch deposits, loans, significant balance changes, overdrafts and other operations.
On Oct. 15, just days before the Ponzi scheme was exposed, Kerstetter said she gave Boockvor an account printout that showed a zero balance.
“I showed him the printout. I said, ‘Are you sure you want this one? It has zero dollars,’” Kerstetter said. “He said ‘yes.’”
Later that day, Kerstetter said, she was directed to attend a meeting with several new investors for the Ponzi scheme, including Dean Kretschmar. She was to help them open new TD Bank accounts. She said Boockvor warned her beforehand: “Watch what you say.”
“Did you wonder why he said that?” Van Vliet asked.
“I was kinda taken aback,” Kerstetter said. “Maybe he was just paranoid.”
Kerstetter testified that her contact with Rothstein was limited over the years. But, she also said one of the people at the Oct. 15 meeting assumed she knew Rothstein well, and she played along: “I didn’t really know what to say. I said ‘yeah.’”
Kerstetter said the new investors asked her “if it was possible for an account where the balance could say zero and not actually be zero.”
Kerstetter said she thought about “sweep accounts” and said it might be possible. According to Investopedia, a sweep account allows money above or below a certain balance to be automatically transferred into higher interest-bearing accounts.

Finally, Kerstetter said one of the new investors asked her if the bank could guarantee that only a certain person could use an account.
“He asked me in such a way that I did not understand it at all,” Kerstetter said.
Two additional TD Bank employees are expected to be deposed this week: Roseanne Caretsky, a branch manager, and Frank Spinosa, a former senior VP.
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INDUSTRY NEWS
1.	Banks return to charging credit card, checking account fees By Kathy Chu May 19, 2010 — USA Today
Amid new limits on some of the industry’s most profitable practices, banks are turning back to familiar money-making strategies: annual credit card fees, monthly checking account fees and product bundling.
The developments are part of a new era of consumer banking, analysts say, one with more fees — but also, more safety nets and disclosures for consumers.
As measures take effect this year to overhaul credit card and overdraft practices, “What you’re essentially doing is squeezing the balloon, (so fees) are going to pop up somewhere else,” says Bart Narter, senior vice president at Celent, a bank research and consulting firm. Yet, ongoing regulatory scrutiny means that new fees rolled out by the industry will generally be “more fair,” and unlike overdraft charges, won’t disproportionately affect the poorest consumers, Narter says.
Some banks are already taking steps that could lessen the blow of the regulations. TCF Financial, based in Wayzata, Minn., has eliminated free checking accounts. (TCF customers can still avoid fees, though, if they have direct deposit or meet balance requirements.) Narter, in a recent Celent report, notes that overdraft fees are the “engine that pulls along free checking,” so with less fee income, banks will have to consider changes to their business practices.
Meanwhile, Fifth Third Bank has started bundling identity-theft protection services with its checking account and charging a monthly fee of $7.50. And Bank of America has launched a product that packages together a business and a personal checking account, which Celent believes will “drive profitable accounts.”
Making up for the impact
Neil Cotty, BofA’s chief accounting officer, said on a recent analysts’ call that the bank will “look to mitigate” the impact of overdraft restrictions, which could cost it roughly $1 billion in 2010.
“You should expect that customers will have a choice of banking more efficiently, bringing more relationships to us or paying a maintenance fee,” he said.

On the credit card side, BofA is testing annual fees of $29 to $99 on a small percentage of accounts, bank spokeswoman Anne Pace says, to see how much customers value their cards. Citigroup is charging a $60 yearly credit card fee due to increased business costs, but will credit that fee back if customers charge $2,400 on the credit card within 12 months.
Leslie Parrish, a senior researcher at the Center for Responsible Lending, an advocacy group, says that “while it’s always an area of concern to see banks charging more, when banks have to disclose the prices upfront, it’s a good thing for consumers.”
Advocates warn that without an independent consumer protection bureau, a proposal championed by Senate Banking Committee Chairman Christopher Dodd, D-Conn., banks could find ways to get around the rules when Congress’ appetite for reform wanes. They say that despite changes to industry practices, consumers still have to be on guard against aggressive bank fees.
Gail Hillebrand at Consumers Union says that while the Federal Reserve rules clamp down on debit card overdrafts, they don’t prevent banks from paying overdrawn checks and charging a hefty fee. (Banks contend that consumers want this service because if the check bounces, they could face merchant and bank fees.) Banks are also still allowed to clear transactions from highest to lowest dollar amount, emptying the account more quickly and triggering more overdraft fees.
Slipping through a loophole?
Additionally, the credit card law created a loophole that Hillebrand says the Federal Reserve has yet to address. The law requires banks that raise consumers’ rates to a penalty interest rate because of a 60-day late payment to lower it if the first six consecutive payments are made on time. The problem is that, “If you’ve just had an economic emergency, you may not be able to pay the first payment on time,” notes Hillebrand, adding that consumers should get their rates lowered after any six consecutive on-time payments.
Ultimately, consumers — rather than issuers — may bear the heaviest burden from the credit card law, contrary to its intent, says Sanjay Sakhrani, an analyst at Keefe Bruyette & Woods. That’s because some consumers will no longer be able to get credit. Also, many issuers raised consumers’ credit card interest rates before the law took effect, Sakhrani notes.
By law, banks are required to review the accounts of consumers who had their rates raised since January 2009 and to lower the rate “if indicated.” But under the Fed’s proposed rule, banks have ample leeway over whether to actually do so.
Jim Brush, the co-owner of Key West Key Lime Pie, in Big Pine Key, Fla., says the government’s crackdown on bank fees won’t reverse the damage already done. In the past year, Brush has closed six of his nine credit card accounts after banks repeatedly lowered his card limits to just above his balance and raised his interest rates despite his on-time payment record. He still has three credit cards with American Express, he says, because that’s the only company that didn’t lower his limit or raise his rates.
Even though the government “put these restrictions in place to try to protect consumers, as we’ve seen, the banks and credit card companies have always found ways around them,” says Brush. “I just don’t feel safe with banks anymore.”
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2.	Credit card rules cut bank fees by $5B By Kathy Chu May 19, 2010 — USA Today
New credit card and overdraft restrictions will save U.S. consumers from being charged at least $5 billion in fees this year alone at the largest U.S. retail banks and credit card companies, a USA TODAY analysis reveals.
The analysis — based on institutions’ own estimates — comes during a year when new rules are kicking in to address unfair credit card rate increases and steep bank overdraft fees. It highlights the sizable dent these rules will have on an industry blamed for pushing consumers deeper into distress during the recession.
In recent years, banks made it easier for consumers to overdraw their bank accounts and raised credit card fees and rates. As consumer outcry swelled in the recession, Congress passed a credit card law and the Federal Reserve issued a regulation to crack down on banks’ aggressive overdraft policies on debit cards.
Lawmakers hope the restrictions will mean much-needed savings for consumers, boosting spending and the economy. Indeed, new data show the measures are their “own little stimulus for the economy, keeping billions in the pockets of consumers rather than in profits gained from deceptive practices,” says Rep. Carolyn Maloney, D-N.Y., co-author of card reform signed into law last year.
USA TODAY’s analysis relies on institutions’ projections of what they will give up under the new rules, gathering data from the 10 largest retail depository institutions and the 10 largest holders of credit card receivables, as tracked by SNL Financial.
Of the 10 institutions with the largest amount of credit card receivables, seven gave estimates about the credit card law’s impact. In all, the issuers — Citigroup, Bank of America, JPMorgan Chase, Wells Fargo, U.S. Bancorp, HSBC North America and Barclays Group US — will forgo at least $2.5 billion to $3.1 billion in fees just in 2010. Also, seven of the top 10 depositary institutions expect to take a combined $2.4 to $2.6 billion hit under the new overdraft rules and banks’ voluntary policy changes.
R.K. Hammer Investment Bankers predicts that institutions will give up at least $9.9 billion in revenue a year due to the credit card law. Moebs Services estimates that the industry’s overdraft revenue will shrink by $1.9 billion, to $35.2 billion this year. While some institutions are moving away from overdraft coverage, others are boosting fee income with new programs, Moebs says.
Scott Talbott, a senior vice president at the Financial Services Roundtable, warns that the total cost of the credit card and overdraft regulations will be even higher than bank estimates, which “don’t take into account the loss of services and credit that would be available.”
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3.	Sovereign, M&T Talks Appear Dead By Dennis K. Berman and Carrick Mollenkamp May 19, 2010 — The Wall Street Journal
Sovereign Bank and M&T Bank Corp. were in advanced merger discussions in recent weeks but the talks are dead for now, people familiar with the matter said Tuesday.
The deal would have catapulted Sovereign’s owner — Spain’s Banco Santander SA — into the upper-ranks of U.S. banking, at a time when many European banks are seen as too weak to make big acquisitions.
Even with troubles in the euro-zone economies, Santander is eager to push into the U.S. market, using Sovereign as a base for expansion.
M&T has remained independent amid vast consolidation of the regional-banking market. The bank has a market capitalization of $10.4 billion.
A 22.5% stake in the bank has recently been put into play, after M&T’s largest shareholder — Allied Irish Banks PLC — announced plans to divest the holdings to shore up its own flagging capital base.
The plan under discussion involved M&T buying Sovereign from Santander, said one person familiar with the discussions. Santander would then get a stake in the newly merged M&T, this person said.
The next step involved Santander purchasing the AIB stake, this person said.
Talks were active in recent weeks, but have since fallen apart. M&T grew skeptical of the combination, said people familiar with the matter. They added that the talks aren’t ongoing, for now. One potential outcome is that the AIB stake could be sold on the open market,
Despite the housing downturn in Spain, Santander has been seen as a strong survivor of Europe’s leading banks. The recent deal talks show it still has has robust intentions for the U.S. market.
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4.	For Prepaid Cards, ‘Gift’ Label No Longer Welcome By Andrew Johnson May 19, 2010 — American Banker
ORLANDO — How is a gift card different from a prepaid card?
Consumers might see little difference between the two types of plastic cards, both of which store funds. But with regulations set to take effect this summer that significantly restrict fees on gift cards, prepaid companies are scrambling to make sure their products are considered general-purpose payment products instead.
The subtle distinction has prompted prepaid marketers to revamp their sales strategies and packaging, and some are even abandoning some of their products that might be mistaken for gift cards.

“It’s causing a lot of confusion,” Judith Rinearson, a partner with the Bryan Cave LLP law firm in New York, said this week at the Card Forum and Expo conference here. “Millions and millions of pieces of plastic are going to have to be destroyed.”
That’s because gift cards are subject to strict new rules the Federal Reserve finalized in March as part of provisions included in the Credit Card Accountability, Responsibility and Disclosure Act of 2009. The new rules are included in the Electronic Fund Transfer Act.
In addition to limiting interest rate increases, late fees and other practices by credit card issuers, the legislation also changed when and how gift card providers can charge fees and imposed new requirements for expiration dates.
The changes take effect Aug. 22 and apply to open-loop gift cards, closed-loop or store gift cards and gift certificates. They exclude general-purpose reloadable cards as well as loyalty, reward and rebate prepaid cards.
Fees are typically a crucial component of prepaid card marketers’ business models, so they are paying close attention to the language of the law, especially sections related to the marketing and placement of their products at retailers.
For example, “if you have a list of uses on a card for teenagers and one of them says ‘great gift for your teen,’ that now becomes marketed as a gift card,” said Rinearson, who also chairs the government relations working group at the National Branded Prepaid Card Association.
The Fed’s rules address prepaid cards whose packaging implies they could be used as a gift card. General-purpose products placed next to gift cards at stores without signage differentiating between the two would also fall under the law’s jurisdiction.
In its final rule, the Fed said a reloadable network-branded prepaid card would be considered a gift card if, for example, the issuer promoted it in advertisements as “the perfect gift” during the holiday season.
“The key consideration is whether a consumer acting reasonably under the circumstances could be led to believe that all certificates or cards referenced in the advertisement or the sign are gift cards or gift certificates,” the rule states.
“Similarly, if you have a gift card mall that has gift cards on the top and then you have side by side a non-gift-card” product, that would be subject to the regulation, Rinearson said.
The distinction requires issuers to be aggressive about product packaging, Kathryn Kling, a payments attorney with Nelson Mullins Riley & Scarborough LLP in Washington, said in an interview Monday.
It “remains to be seen how this is all going to play out,” Kling said, but issuers already have started taking steps to scrap existing inventory that might earn a general-purpose card the “gift card” moniker.
Some marketers have also been forced to eliminate cards that don’t bear language reflecting new expiration date rules.

Green Dot Corp., a provider of network-branded prepaid products, has taken steps to ensure card display racks it provides retailers are clearly labeled to prevent confusion, Steve Streit, the chairman and chief executive, said in an interview Tuesday.
“Most of our products were already marketed in a segregated fashion,” Streit said.
The Monrovia, Calif., company also provides a Visa branded gift card that is sold at Wal-Mart Stores Inc. and issued by General Electric Co.’s GE Money unit.
Many “hundreds of thousands” of those cards have had to be destroyed and replaced to make sure they meet expiration data and other requirements, Streit said.
He said the regulation has had less impact on Green Dot than on other prepaid card marketers. “We do know there are some companies out there that unfortunately have had to destroy many millions of packages,” he said.
If the gift cards include an expiration date, it must be at least five years after the date they are issued or five years from the date that funds were last loaded on to them.
For example, gift card issuers must provide notice on a card that the funds may expire at a later date than card’s expiration date.
“The disclosure must be made with equal prominence and in close proximity to the certificate or card expiration date,” the rules state.
Some companies have lobbied the Fed for an extension of when the rules take effect to handle existing inventory, but so far such efforts have been unsuccessful, Rinearson said.
“It’s going to be this trailing long tail of the woes of expired cards,” said Shawn Barrieau, the chief executive of DimpleDough Inc.
The Independence, Ohio, company offers software that helps issuers customize the images on their cards.
“What we’re finding is sort of a pickup in demand” for new card designs because of the regulations, Barrieau said.
NetSpend Corp. a marketer of network-branded prepaid cards, has “already begun working with our distributors and educating them on the regulations and the impact they will have on in-store marketing,” Brad Russell, a spokesman for the Austin company, said by e-mail.
Packaging for NetSpend’s general purpose card “is already compliant with these regulations, and there will be no impact on our inventory that is currently in the field,” Russell said.
Prepaid companies whose products do fall under the gift card category face new restrictions for the fees they can charge.
The rules prohibit issuers from charging “dormancy” or inactivity fees unless a card has been inactive for at least one year. If a card meets that threshold, an issuer cannot charge more than one fee per month, whereas before an issuer could charge multiple fees per month.

Additionally, if the card is used again after being inactive for a year, fees can not be charged until it is inactive again.
“For example, if a dormancy fee is imposed on January 1, following a year of inactivity, and a consumer makes a balance inquiry on January 15, a balance inquiry fee may not be imposed at that time because a dormancy fee was already imposed earlier that month, and a balance inquiry fee is a type of service fee,” the rules state.
The rules do not specify the amount card companies can charge, but restrict maintenance or service fees, balance inquiry fees, ATM fees, point of sale fees and transaction fees charged for reloading.
Nor do the rules prohibit initial activation fees or “cash-out” fees, and Rinearson said she expects marketers to raise activation fees as a result.
“That’s one of my complaints,” she said. “That means that everyone pays more for these cards” up front.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING INFORMATION WAS SENT TO INVESTORS AND MADE AVAILABLE ON
THE INTERNET WEBSITE OF THE TORONTO-DOMINION BANK ON MAY 19, 2010

Q:	Can you help me understand the loss projections on slide 11 (Loan Portfolio: Credit Losses) of TD’s Investor deck related to the acquisition of South Financial?

A:	Yes, based on questions received following the Investor Call, we agree that clarification of the loss information on slide 11 would be helpful. The US$0.9 billion in charge-offs taken from January 1, 2008 to March 31, 2010 relate to South Financial’s entire loan portfolio which had a balance of US$10.2 billion as of the end of 2007. Of this amount, US$0.1 billion relates to loans that continued to be part of the portfolio as of March 31, 2010. The percentage included on slide 11 beside “Loan Losses previously taken” and “Total Loan Losses Previously Taken & Expected” are not particularly meaningful as they are calculated based on the March 31, 2010 loan portfolio balance.

Q:	Will you get to use their deferred tax assets (DTAs)?

A:	The South Financial Group (TSFG) has a valuation allowance against 100% of their DTAs, as is reflected in their 10K which is filed on www.sec.gov (Page 113, Note 17 (Income Taxes)). We expect to be able to utilize a limited amount of their DTAs subject to various limitations, including in Internal Revenue Code Section 382.

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Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

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Additional Information
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF
THE TORONTO-DOMINION BANK ON MAY 19, 2010
1. TD in tight with Ottawa on bank tax The Globe and Mail (Streetwise blog)
Toronto-Dominion Bank’s decision to issue $250-million in common shares as it swallows another troubled U.S. lender is a nod to the position that Canada’s banking regulator and top government officials are taking on the world stage, says CEO Ed Clark. Ed Clark quoted. See full story
2. Ottawa gives thumbs-down to bank tax CBC News
Canada launched a full-court press against the idea of a global bank tax Tuesday, as the prime minister and four senior cabinet members came out strongly against a proposal that’s gathering global steam. Don Drummond quoted in this article, in addition to an editorial in Edmonton Journal. See full story
3. Credit and debit card code of conduct widely adopted, Ottawa says Investment Executive (The Canadian Press)
The federal finance minister says the Code of Conduct for the Credit and Debit Card Industry has been widely adopted by the industry. See full story
4. South Financial buyer wants to be among top three in S.C. Charleston Regional Business Journal (SC)
TD Bank Financial Group could look to buy other struggling banks in South Carolina after acquiring The South Financial Group of Greenville. Fred Graziano (EVP and Head of retail banking, TD Bank) quoted. Similar articles in Palm Beach Post (FL) and St. Petersburg Times (FL). See full story
5. Thomson Reuters tops Best Canadian Brands list Marketing magazine
Thomson Reuters has made its debut and taken the top spot on Interbrand Canada’s Best Canadian Brands 2010 study with a brand value of $9.4 billion. TD Canada Trust mentioned. See full story
6. A couple of things our political process is in need of CBC News
In the space of just eight days, three seemingly unconnected events showed, however briefly, how we might properly govern our country. Two were Canadian, the other took place in Britain. Ed Clark and Don Drummond mentioned. Written by Don Martin. See full story
7. Gays make strides in workplace; Pride at Work sees greater acceptance The Vancouver Sun (The Windsor Star)
There was a time when Michael Bach, founding co-chairman of the organization Pride at Work, would not have visited Windsor. TD Canada Trust mentioned. See full story
8. TD Bank paying kids for summer reading Queens Courier (NY)
With summer right around the corner, children are planning a variety of activities to keep themselves entertained during the homework-free months. Biking, swimming, playing sports and video games are all high up on their list. Reading . . . not so much. Elizabeth K. Warn (EVP, Community Relations, TD Bank and President of the TD Bank Charitable Foundation) and Lauren Sullivan (Corporate and Public Affairs, TD Bank) quoted. See full story
9. Show me the green National Post (online)
Saving the environment always takes a back seat to saving money during economic downturns despite any lip service to the contrary. Indeed, 77% of Canadians who are willing to pay more for environmentally friendly homes say that energy cost savings is a main motivation, according to a TD Canada Trust poll in March, compared to 65% in 2008. Even the government has shut off the green money tap, cutting off new bookings for its EcoEnergy Retrofit – Homes program as of Mar. 31. Chris Wisniewski (AVP, Real Estate and Secured Lending, TD Canada Trust) quoted; TD Friends of the Environment Foundation mentioned. See full story

10. Bank Employee Claims Rothstein Ignorance South Florida Business Journal
A TD Bank employee said under oath Tuesday that she didn’t notice any red flags or warning signs for fraud about bank accounts of Ponzi schemer Scott Rothstein. Jennifer Kerstetter (Assistant Store Manager, TD Bank) quoted; Roseanne Caretsky (Store Manager, TD Bank) mentioned. See full story
11. Cougars’ arena name undecided The Post and Courier (Charleston, SC)
t remains to be seen whether or not the College of Charleston’s Carolina First Arena will retain its current name following the announcement that financially troubled Carolina First Bank is being acquired by a Canadian financial group. TD mentioned. See full story
12. BMO program gives immigrants jump start The Toronto Star
The Bank of Montreal is launching a suite of banking products geared specifically to landed immigrants that tries to ease their financial adjustment to Canada. See full story
13. J.P. Morgan’s Dimon To Keep Twin Roles The Wall Street Journal
J.P. Morgan Chase & Co.’s James Dimon held on to the chairman and chief executive jobs despite a shareholder proposal to split the roles at the nation’s biggest bank. See full story
14. Morgan Stanley Doesn’t Know Of Any Criminal CDO Inquiry The Wall Street Journal
Morgan Stanley Chief Executive James Gorman said the investment bank isn’t aware of any federal criminal investigations related to the company’s structuring and sale of collateralized-debt obligations. See full story
15. Sovereign, M&T Talks Appear Dead The Wall Street Journal
Sovereign Bank and M&T Bank Corp. were in advanced merger discussions in recent weeks but the talks are dead for now, people familiar with the matter said Tuesday. See full story
16. Valeurs mobilières: l’Industrielle Alliance entre dans la danse [Securities: Industrial Alliance enters the dance] La Presse (The Canadian Press)
Le mouvement d’opposition au projet fédéral de créer un organisme pancanadien de réglementation des valeurs mobilières prend de l’ampleur: après la Financière Power et le Mouvement Desjardins, l’Industrielle Alliance (T.IAG) a prôné mardi le maintien du système actuel. [The opposition to the federal project to create a national securities regulator is growing: following Power Financial and Desjardins, Industrial Alliance (IAG T.) on Tuesday advocated maintaining the current system  .] See full story
17. Banks add fees to offset new rules; USA Today
Amid new limits on some of the industry’s most profitable practices, banks are turning back to familiar money-making strategies: annual credit card fees, monthly checking account fees and product bundling. See full story
18. Credit card rules cut bank fees by $5B USA Today
New credit card and overdraft restrictions will save U.S. consumers from being charged at least $5 billion in fees this year alone at the largest U.S. retail banks and credit card companies, a USA TODAY analysis reveals. See full story
19. Beware the coming credit card hit on Canadian families The Globe and Mail
MBNA Canada Bank mailed notices to credit card holders last week, notifying them that the country’s No. 1 issuer of MasterCard will be changing the way it calculates minimum monthly payments. Other card companies are doing the same, in accordance with new federal regulations aimed at greater transparency for consumers. Column written by Neil Reynolds. See full story
20. Bank reform fears sink Wall St. National Post (Reuters)
Stock markets in the United States sank yesterday, driven lower as the strengthening of financial regulation from Wall Street to Frankfurt crushed bank stocks, adding to worries about the sustainability of the global economic recovery. See full story
21. Speculators targeted in new trading rules The Globe and Mail
U.S. and European regulators are taking steps to rein in the wild gyrations that have plagued financial markets. See full story
22. Life insurance: On the edge MoneySense
Howard Ublansky had no idea how much the simple task of taking out an insurance policy would change his life. In 2002, the 37-year-old owner of a book distribution company purchased a house in Thornhill, Ont., north of Toronto. As the family’s main breadwinner, he applied for $500,000 in mortgage life insurance to protect his wife and three young children if anything should happen to him. In keeping with the standard insurance process, he underwent a medical exam and provided some blood samples. No problem until Ublansky received a letter from the insurance company denying him coverage. It turned out he had diabetes. “I had no idea,” he says. “My wife was very upset. She was saying, ‘What am I going to do if you die? I’m going to be out on the street.’” See full story

Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. TD in tight with Ottawa on bank tax
The Globe and Mail (Streetwise blog)
05/19/2010
TARA PERKINS
Toronto-Dominion Bank’s decision to issue $250-million in common shares as it swallows another troubled U.S. lender is a nod to the position that Canada’s banking regulator and top government officials are taking on the world stage, says CEO Ed Clark.
As Finance Minister Jim Flaherty and other Canadian politicians step up their campaign against a new global bank tax, Mr. Clark suggested that TD is doing all it can to back them up.
The Canadian officials are pushing their international counterparts to support regulatory reform for the banking sector, including higher capital requirements, to prevent a repeat of the financial crisis. Essentially, the Canadian position is that banks around the world should be subject to rules that look a whole lot like those that are already in place in this country. In discussions with other G20 nations, Ottawa is proposing alternatives to both a bank tax and some of the more draconian ideas that others are suggesting.
Mr. Clark says TD’s decision to issue equity “is a statement that we support the government’s position.”
Canada’s top banking regulator, Julie Dickson, has told financial institutions that she doesn’t want acquisitions to damage their capital levels and the Office of the Superintendent of Financial Institutions expects them to issue equity to fund major deals.
Despite the $250-million that TD is issuing, its $192-million (U.S.) takeover of South Carolina-based South Financial Group is still expected to dent its Tier 1 capital ratio by 40 to 50 basis points, taking it from 11.5 per cent to about 11 per cent, noted Canaccord Genuity analyst Mario Mendonca.
While that leaves the bank very well capitalized (OSFI requires Tier 1 ratios to remain above a bare minimum of 7 per cent), TD would have the lowest capital ratio of its Canadian peers, Mr. Mendonca noted.

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2. Ottawa gives thumbs-down to bank tax
CBC News
05/19/2010
Canada launched a full-court press against the idea of a global bank tax Tuesday, as the prime minister and four senior cabinet members came out strongly against a proposal that’s gathering global steam.
Prime Minister Stephen Harper said a proposed international bank tax would unfairly penalize well-regulated Canadian financial institutions that survived the global economic meltdown.
“You can’t tax an economy into prosperity; likewise you can’t tax a financial sector into stability,” Harper said Tuesday.
The prime minister told a G8 and G20 youth forum on Parliament Hill that Canada’s banks didn’t have to be bailed out during the global financial crisis and shouldn’t be saddled with the proposed levy.
“They were not able to exploit some of the opportunities that got so many of these other Western banks into trouble. That’s why we think it would obviously be unfair,” Harper said Monday.
Toronto-Dominion Bank chief economist Don Drummond told CBC News he expects the bank tax proposal will fail because it isn’t logical.
“We want banks in the United States and Europe in particular to hold more capital,” he said. “So why would you want to tax them and take away the money that they could otherwise be putting towards capital?
“Instead of raising some bank tax, you should have a higher capital requirement than has prevailed in those countries,” he said.
Drummond also said that the creation of an emergency bailout fund might have the unintended consequence of encouraging banks to take more risks, knowing they have the fallback of government help.
Canada will host extraordinary back-to-back meetings of the G8 and G20 next month in Huntsville, Ont., and Toronto. Harper said he will use his position as host to push the G20 to adopt a more sustainable system of financial regulation as a corrective to the economic meltdown.
The bank tax was being pushed by European countries and had the backing of the Obama administration. Harper’s latest comments mark the start of a renewed push by his government to derail the idea, which is also being opposed by some of the developing economies of the G20.
Five Conservative cabinet ministers echoed Harper’s comments in four major cities on Tuesday that will essentially trash the tax, while calling for stronger regulations for financial markets.
“Let us be clear — our government is opposed to a global bank tax,” Foreign Affairs Minister Lawrence Cannon told reporters in French. He was flanked by Industry Minister Tony Clement at an event in Ottawa, reinforcing the idea of a united front.
“Such a tax would reach into consumers’ pockets and punish our financial institutions, which have taken precautions,” Clement added.
“Our banks avoided toxic assets at every turn,” Cannon said.
Finance Minister Jim Flaherty spoke to reporters in Mumbai, India, on Tuesday, reiterating his opposition to a bank tax, but urging collaboration in finding a solution.
“This debate has been a source of distraction from the main issue,” Flaherty said.
G20 finance ministers made clear in their communiqué from Washington in April that the main issue is the quality and quantity of capital, and a cap on leverage, Flaherty said.
“So all this talk about a bank tax ... we need to focus on [the main issue] again and get it right.”
He also said reports that Canada was standing alone in its opposition to the idea are not true, as several other nations also have reservations about the bank tax plan .
“The idea will not obtain the universal support that perhaps some thought it would obtain,” Flaherty said.
He also said he doubted that the upcoming G20 summit would bring resolution to the debate or see any radical new ideas, as leaders have circled the end of 2010 to formally resolve the issue. “I do not anticipate new proposals, but I do expect more detail on existing ones,” he said.
Treasury Board President Stockwell Day went even further, stressing Canada’s opposition to any hard tax on financial transactions.
“We’re very much opposed to the suggestion that banks should be taxed,” he told reporters in Shanghai.
“We’re worried that banks who had their act together be taxed, because the Canadian banking system did not have to be bailed out.”
* * * * *
Canada’s bank tax alternative
Rather than a more formal tax on bank earnings, Canada has championed a plan it calls “embedded contingent capital” as a way of strengthening the financial system and mitigating the need for bank bailouts.
Essentially, the system would allow banks to sell bonds to pad their reserves, but the bonds would automatically be converted to equity during bad times, thus avoiding the need for a taxpayer bailout.
The system theoretically would encourage bondholders to keep a closer eye on management because they would be unwillingly converted into shareholders if anything goes wrong.
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3. Credit and debit card code of conduct widely adopted, Ottawa says
Investment Executive (The Canadian Press)
05/19/2010

The federal finance minister says the Code of Conduct for the Credit and Debit Card Industry has been widely adopted by the industry.
Finance Minister Jim Flaherty says all the payment card networks, major credit and debit card issuers and payment processors have adopted the code which will be effective starting Aug. 16.
Under the code, merchants will be given clear information regarding fees and rates and given advance notice of any new fees and fee increases.
They will also be able to cancel contracts without penalty if fees rise or new fees be introduced.
Under legislation currently before Parliament, the mandate of the Financial Consumer Agency of Canada will also be expanded to allow the agency to monitor compliance with the code.
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4. South Financial buyer wants to be among top three in S.C.
Charleston Regional Business Journal (SC)
05/19/2010
SCOTT MILLER
TD Bank Financial Group could look to buy other struggling banks in South Carolina after acquiring The South Financial Group of Greenville.
The Canadian bank already has been aggressive with its entrance in the Florida market, acquiring four banks there in fewer than 60 days. That includes South Financial’s Florida subsidiary, Mercantile Bank.
“When we enter any market, our goal is always to be in the top three in deposit share and top three in store count,” said Fred Graziano, executive vice president and head of retail banking for TD Bank.
That could be accomplished through acquisitions or branch construction, he said. Additionally, the bank will keep longer hours than competitors, possibly remaining open seven days a week, to attract customers, Graziano said.
TD Bank announced Monday that it agreed to purchase South Financial for about $192 million, anticipating about $1 billion in future losses on the South Financial portfolio. If the acquisition is approved by federal regulators and shareholders this summer, TD will add $9.8 billion in deposits and pick up 176 branches: 83 in South Carolina, 66 in Florida and 27 in North Carolina.
To rank among the top three in South Carolina, TD Bank would need an additional $1 billion in deposits and 30 more branches. The top three banks in South Carolina form 37% of the deposit market share, according to figures from the Federal Deposit Insurance Corp.:

Bank	Deposits	Market Share
Wachovia Bank	$11.46 billion	16.42%
Bank of America	$ 8.08 billion	11.57%
BB&T Corp.	$ 6.32 billion	9.06%
With the South Financial acquisition, TD Bank ranks fifth in number of stores and fourth in deposits with $5.5 billion, according to the bank’s analysis.
The bank ranks much lower in North Carolina, at 18th in number of branches and 21st in deposits. There, TD Bank would need more than 250 additional branches and $30 billion in deposits.

TD Bank, or Toronto-Dominion, has the capital to fund growth in the Carolinas and sacrificed little in acquiring South Financial, said Tony Plath, a banking professor at the University of North Carolina at Charlotte.
TD bought South Financial without FDIC assistance for about $192 million. That includes $61 million for shareholders and $130.6 million to purchase the $347 million in preferred shares that the U.S. Treasury acquired as part of the Troubled Asset Relief Program.
“It would be more expensive for Toronto-Dominion to take all of its employees to lunch at Starbucks,” Plath said. “Let’s face it: South Financial is a rounding error on their balance sheet. They could do another 20 of these deals and not break a sweat.”
TD Bank Financial Group has $567 billion in assets and 74,000 employees worldwide. It is the sixth-largest bank in North America by branches and serves more than 18 million customers around the globe.
Last month, TD Bank bought three shuttered Florida banks — Riverside National Bank, First Federal Bank of North Florida and AmericanFirst Bank — for $3.8 billion from the FDIC.
“I think TD will look to make others deals in the Carolinas and Georgia. They’re going to go after other weak, undercapitalized banks,” Plath said. “I think you’ll see them acquire a half dozen in Georgia, North Carolina and South Carolina in the next two years. They want scale and they want position in the market.”
South Financial President and CEO Lynn Harton hinted as much when announcing the merger Monday. Graziano said bank acquisitions are just one option.
“That’s a strategy where, if something compelling comes along, we would do it,” he said. “If we never get the opportunity to make an acquisition, that’s OK. We’ll build out by finding sites and building out a network.”
TD Bank had been in negotiations with South Financial since December. Graziano wouldn’t comment on whether or not TD Bank has had similar discussions with other S.C. banks.
“But like most banks, we’re always looking at opportunities,” he said.
TD Bank still is evaluating specific markets within South Carolina for expansion, Graziano said.
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5. Thomson Reuters tops Best Canadian Brands list
Marketing magazine
05/19/2010
KRISTIN LAIRD
Thomson Reuters has made its debut and taken the top spot on Interbrand Canada’s Best Canadian Brands 2010 study with a brand value of $9.4 billion.
The study, which is conducted every two years, describes the information company as a “bold new entrant” to the rankings. Canadian publisher Thomson Corp. acquired Reuters for about US$17.2 billion in 2008, creating the world’s leading provider of news and data for professional markets.
“The company has continued to drive success across its diversified portfolio of innovative products and services for highly specialized customers,” said the study.
The study rates brands by assigning them a dollar value based on analysis of future revenue, and various measurements of customer demand and influence.
In a release, Bev Tudhope, CEO of Interbrand Canada said The Thomson Reuters brand “serves as a model of how a Canadian enterprise can become a global powerhouse, and establish itself at the top of its sector.”
BlackBerry, which topped the list in 2008, fell to No. 4 with a brand value of $6 billion. TD Canada Trust ($6.7 billion) and RBC ($6.2 billion) took the second and third spots respectively.
"TD and RBC have not only succeeded in the Canadian market, but have also attracted global attention due to prudent business and risk management, enabling them to withstand the challenges of the economic downturn,” said Tudhope.
Also new to this year’s list are Bombardier, Imax and La Senza. Of the three, Montreal-based Bombardier ranked the highest at No. 13 with a brand value of $1.7 billion.
“As designer of this year’s Winter Olympics torch, Bombardier reinforced its leadership position in engineering ingenuity, supplemented with a dose of Canadian spirit,” said the study.
Imax stepped into the 24th spot with a brand value of $330 million, while La Senza took 25th place with $282 million.
Notable movers: Tim Hortons and Lululemon. Tim Hortons went from 10th to sixth place with a brand value of $2.6 billion, while Lululemon moved up five spots to 17 with a brand value of $827 million.
Manulife, which was new to the list in 2008, dropped from No. 6 to 12 with a brand value of $1.8 billion, while the list’s other insurance brand SunLife Financial dropped one spot to 16 ($1 billion).
Bell held its position at No. 7 with a brand value of $2.5 billion, while Telus dropped one spot to 15 ($1.2 billion).
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6. A couple of things our political process is in need of
CBC News
05/19/2010
DON MARTIN
In the space of just eight days, three seemingly unconnected events showed, however briefly, how we might properly govern our country. Two were Canadian, the other took place in Britain.
Taken together, they show how mature grown-ups can face national issues and do something about them. What I am talking about are:
•	The agreement in London to create a coalition government to last five years and tackle the mammoth problems facing the U.K.

•	The agreement in Ottawa to strike a special parliamentary committee to examine classified government documents pertaining to Afghan detainees.

•	And a retirement ceremony in Toronto to salute a bank economist who managed to push forward a determined public policy agenda from what could have been a comfy Bay Street perch.
Why do these three disconnected events provide illumination on a way ahead for us Canadians?

Because they show that when faced with the facts and a certain amount of self-sacrifice, policy makers can come put aside narrow self-interests and deal responsibly with the problems before them.
Britain’s coalition
With no fixed-date election law in Britain and the long-ruling Labour party on the ropes, the temptation must have been great for Conservative Leader David Cameron, though perhaps also for the Liberal Democrats Nick Clegg, to make a half-hearted attempt at minority government.
That would have only led to another election in the near future in which they could have really picked over Labour’s bones.
Instead they created a de facto fixed election date by agreeing to work together for the next five years on a common agenda.
In doing so, they delayed for a half a decade the prospect of either a standalone majority for the Conservatives or increased seats for the Lib Dems.
Those are not unimportant sacrifices by partisan standards.
Meanwhile, in Ottawa (as in London), the deadline had to be extended but the overtime concessions worked.
All four parties agreed to a process in which a select group of MPs will be able to look at the full, unexpurgated documents dealing with Afghan prisoners and their transfer to local authorities.
This kind of co-operation, putting partisan interests aside, hasn’t happened often in this era of knife-edge minority governments.
But this time all the parties showed maturity and common sense in working out a deal that avoided an election over an issue that was in no one’s long-term interest.
Don Drummond
In Toronto, the retirement ceremony was to honour TD Canada Trust chief economist Don Drummond, who is stepping out of that post in July after 10 years at the bank.
During that period, Drummond became a national figure with his frequent appearances on TV and in other media to discuss the Canadian economy, world financial trends and all the other things upon which bank economists are expected to opine.
At the same time, though, under his leadership, the bank’s forecasters began producing reports on many of the big public policy issues that politicians are so often leery about addressing.
Subjects such as income disparity, global warming and how Canadian universities are performing.
Their reports on the growing disparity between top earners and those in lower echelons pointed out how this trend is going to affect all Canadians, because of lower productivity and, therefore, a shrinking competitive place in the world, which is not something that well-heeled investors necessarily wanted to hear.
But Drummond’s interest in these topics was long-standing, having evolved from his stint in the federal Department of Finance, where he had risen to be associate deputy minister and was among the top team that worked to get rid of Canada’s massive deficit through the 1990s.
It no doubt helped him in his causes that the president of TD is Ed Clark, another, earlier migrant from the federal civil service with a corresponding interest in public policy.

Still, not every member of the bank’s board or shareholder would have been thrilled by the diversion of corporate resources to study national issues instead of just tax policy and interest rate spreads.
And more than one must have wondered about the possible political fallout of raising controversial, if important, issues in the face of a federal government that regulates Canada’s chartered banks.
Frank and forthright
But Drummond and Clark stood their ground — and TD has done very well, thank you very much. It is hard to see that there has been any downside in being frank, forthright and accurate in discussing the country’s future.
If only our politicians would do the same. While we are on the subject, there are three big issues that deserve a full airing based on facts and not short-term political advantage or romantic illusions.
I have mentioned them all in earlier columns but the list bears repeating:
•	The need to reorganize health care in the face of an aging population.

•	The need to clean up oil sands production so Canadians can benefit fully from the resource with as little environmental impact as possible.

•	And our role in Afghanistan.
We have lost six months since I first wrote about the need for a serious debate about our military role there and the wisdom of the 2011 deadline for pulling out.
It was wrong for the Commons to approve extending the mission deadline until next year without first making sure other NATO countries would join us in the dangerous southern region around Kandahar.
But with the U.S. now pouring troops into the fight and asking us stay on — a request that has important ramifications for trade and access to Washington — we should at least be trying to figure out all the consequences of leaving, before we actually do so.
Each of these issues would take the kind of maturity and intelligence on display in London and in the work of a Don Drummond.
We had a glimpse of it in Ottawa when it came to the fight over the detainee documents. Must that be a one-off experience?
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7. Gays make strides in workplace; Pride at Work sees greater acceptance
The Vancouver Sun (The Windsor Star)
05/19/2010
DALSON CHEN
There was a time when Michael Bach, founding co-chairman of the organization Pride at Work, would not have visited Windsor.
“I came out in 1986, and I’ve seen a lot of homophobia in my life,” Bach said.
“But in the past 10 years — even in the last five — I’ve been to places that in a previous life I never would’ve gone.

Lethbridge, Calgary, Regina — Windsor. At times, these would’ve been really homophobic communities.
“Things have really changed.”
Bach was in the city on recently to speak at a business lunch about making workplaces more open and inclusive for lesbian, gay, bisexual and transgendered people.
The event was organized by Windsor Pride as part of the events marking the International Day Against Homophobia.
Neil Mens, executive director of Windsor Pride, said it’s an unfortunate fact about our community that some LGBT individuals are still “in the closet” at their workplaces for fear that disclosure of their orientation would hurt their careers.
“For fear of discrimination and prejudice,” Mens said. “Over the years, they have sought to protect themselves by being invisible.... At the present time, I think (those fears) are founded on truths about Windsor-Essex.”
But Mens added that Canada is overall further ahead in terms of equity legislation than other places in the world, and he hopes people with homophobic views are becoming fewer and fewer.
Windsor Pride president Jason Patterson said that the event — hosted at Willistead Manor — was Windsor Pride’s first official business luncheon.
Participating organizations included Scotiabank, TD Canada Trust, RBC, National Bank of Canada, KPMG, and several Windsor-Essex service agencies.
“We’re doing well. We do have some work to do, but that’s what we’re here for,” Patterson said.
Scotiabank took the opportunity to present Windsor Pride with a $2,500 donation.
Patterson pointed to Scotiabank as an example of an inclusive employer, and noted that the bank’s downtown branch has a diversity committee.
Along with heading Pride at Work, Bach is the national director of diversity for the tax and auditing firm KPMG Canada.
Bach said he feels there’s been amazing change in society.
“I’m here today. We have 75 people coming to hear us speak,” he said.
“People talk about sexual orientation ... it’s just part of the conversation now, and there’s no cowering away from it.”
Told of homophobic comments that appear in online forums, such as the comment sections for newspaper articles, Bach said that he believes in opening the conversation on sexual orientation, even if it gives anonymous people a forum to vent irrational homophobic views.
“I think shutting down dialogue is never a good thing,” he said. “There’s no easy balance on this one. I think it’s important we accept that those comments are out there.”
Bach recalled reading the online comments for a previous newspaper article he’d appeared in.

“I’ll never read them again, because there were some really upsetting comments. But there were also some really positive messages, where people were countering and saying ‘No, it’s not OK to post that’... And I think if we don’t have that dialogue, then people don’t have opportunity to express their positive opinions.
“I think it’s important that the people who post negative comments understand that there are just as many, if not more, who will post positive comments,” Bach said.
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8. TD Bank paying kids for summer reading
Queens Courier (NY)
05/19/2010
DESPINA KOUVAROS
With summer right around the corner, children are planning a variety of activities to keep themselves entertained during the homework-free months. Biking, swimming, playing sports and video games are all high up on their list. Reading . . . not so much.
According to the Center for Summer Learning, elementary school students lose more than two months’ worth of reading performance each year during the summer. The Department of Education believes that this literary gap will produce approximately 12 million unqualified workers within the next decade.
In an effort to motivate more children to read during the summer months, while simultaneously teaching them a thing or two about savings, TD Bank has officially launched their eighth annual Summer Reading Program, which started Monday, May 3 and lasts until Thursday, September 30.
The TD Charitable Foundation donated $56,000 to New York libraries, including the South Jamaica Queens Library.
“Now more than ever our children need resources and options to help them learn the importance of savings so they are financially literate for years to come,” said Elizabeth K. Warn, executive vice president of community relations at TD Bank and president of the TD Bank Charitable Foundation.
The program, for students 18 years of age and younger, rewards those who read 10 books during the summer with a $10 deposit to their TD Bank Young Savers Account.
According to Lauren Sullivan, TD Bank’s media relation specialist, “About 10,000 to 15,000 children have participated in the Summer Reading program the past few years and we have seen a rise in participation.”
All children have to do is fill out the summer reading form with all of the names of the books read during the summer and bring it to the nearest TD Bank location in order to receive the $10 deposit.
The form is also available online at www.tdbank.com/summerreading.
TD Bank realizes the difficulty parents have when it comes to getting their children to read. In hopes of making this process both easier, as well as fun, they offer a variety of tips on their website, including: letting their child choose books that would interest them, reading the story with them, asking them questions about the story and setting up a time for reading, making it a scheduled activity.
Sullivan noted, “At TD Bank, we believe that reading and financial literacy are key for future education and economic success.”
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9. Show me the green
National Post (online)
05/19/2010
ANDY HOLLOWAY
Saving the environment always takes a back seat to saving money during economic downturns despite any lip service to the contrary. Indeed, 77% of Canadians who are willing to pay more for environmentally friendly homes say that energy cost savings is a main motivation, according to a TD Canada Trust poll in March, compared to 65% in 2008. Even the government has shut off the green money tap, cutting off new bookings for its EcoEnergy Retrofit – Homes program as of Mar. 31.
That doesn’t mean, however, that homebuyers can’t get some green if they want to upgrade their new or existing homes in an enviro-friendly way. For example, qualified borrowers can get a 10% refund on their mortgage insurance from Canada Mortgage and Housing Corp. when they finance the purchase or construction of an energy-efficient home or to help pay for energy-saving renovations.
Someone taking out a $250,000 mortgage with a 5% down payment gets a refund of about $690. Doesn’t sound like much, but since the program was started in 2005 CMHC’s Green Home program has handed out $3 million in refunds to more than 2,500 households. (Genworth Financial offers a similar program and refunds any extended amortization insurance premium surcharge.)
“The number of refunds processed has increased steadily year over year and it is anticipated that this will continue to rise as CMHC continues to raise awareness of the rebate program,” says CMHC spokesperson Charles Sauriol.
For new homes to qualify for CMHC’s program, they need a rating of 80 or Platinum as determined by Built Green Canada, an industry-driven voluntary program that promotes green building practices.
Some of the major banks also offer programs that will refund a portion of an energy assessment audit, and one, TD Canada Trust, has a specific green mortgage product that is similar to a cash-back offer except the additional money isn’t offered upfront and borrowers still get a discount off the posted five-year rate, albeit only one percentage point.
TD rebates up to 1% (1.5% until June 30, 2010) of the amount of the mortgage — or the fixed-rate portion of a home equity line of credit — when borrowers buy qualified Energy Star appliances or CSA-approved solar panels. On a $200,000 mortgage, that means the rebate could be as high as $3,000 at the moment.
Chris Wisniewski, associate vice-president of real estate and secured lending atTD Canada Trust, says the mortgage particularly helps first-time homebuyers price in the cost of new appliances as well as those who don’t have enough equity in their homes to borrow more but still want to buy energy-saving equipment. “It’s a quick and easy way to get some additional funds,” she says.
As part of the green mortgage offer, TD makes a $100 donation to TD Friends of the Environment Foundation, a national organization that funds local groups dedicated to preserving the environment through cleanups, conservation and recycling efforts.
TD also covers the cost of a residential efficiency assessment, which is necessary to qualify for government rebates. While the federal government has stopped its program, there are provincial and municipal programs that homeowners can take advantage of. Ontario, for example, will continue to pay 50% (up to $150) of new pre-retrofit audits that help qualify homeowners for up to $5,000 in retrofit grants. In British Columbia, homeowners are covered by LiveSmart BC: Efficiency Incentive Program, which has similar grants.
TD’s Green Home poll reported that 27% of Canadians have done a green home renovation or are planning to do so in the future — the most popular upgrades were replacing regular light bulbs with CFL light bulbs (53%) and replacing or upgrading windows. It also revealed that 66% of Canadians would be more likely to make energy efficient upgrades if there were tax credits available to do so, but that seems increasingly unlikely as cash-strapped government put the environment on the back burner while they turn their attention to their deficits.
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10. Bank Employee Claims Rothstein Ignorance
South Florida Business Journal
05/19/2010
PAUL BRINKMANN
A TD Bank employee said under oath Tuesday that she didn’t notice any red flags or warning signs for fraud about bank accounts of Ponzi schemer Scott Rothstein.
That’s despite hearing one of Rothstein’s potential clients ask her if it was possible for bank accounts with a zero balance to have money in them.
The deposition of Jennifer Kerstetter, an assistant branch manager, shed more light on how Rothstein used local banks to further his fraud.
Kerstetter said she regularly printed account statements for Rothstein and his uncle, Bill Boockvor. She said Boockvor regularly came into the bank’s office to retrieve paper printouts of account statements, even though RRA had access to the same information on the Internet.
Later, some of those printouts wound up showing altered account balances. Kerstetter said several printouts obtained from RRA or victims of the Ponzi scheme were obviously falsified, but she didn’t know who had altered the documents. One of the false account statements showed a $368 million balance on March 20, 2009.
“I would print out and e-mail how much he had in the bank, total, and it was never that high,” Kerstetter said.
The blond, ponytailed Kerstetter wore gold hoop earrings and a black jacket with a skirt for the deposition, which was conducted by Theresa Van Vliet, an attorney with the Fort Lauderdale office of Genovese Joblove & Battista. Van Vliet represents the trustee overseeing the RRA bankruptcy.
Kerstetter said Rothstein and the law firm enjoyed immediate deposit privileges, which allowed them to make withdrawals on checks that were just entered into the account without the delays that were customary on some accounts.
TD Bank itself has denied any knowledge of Rothstein’s fraud and is defending itself against civil allegations. The bank has said repeatedly that it believes “facts will prove that the bank did not conspire with Mr. Rothstein and/or his firm.”
Kerstetter said she’s worked for the bank for years, formerly with Commerce Bank in New Jersey, before it was bought by TD Bank.
She testified that she received regular training about job duties, which included reviewing reports on branch deposits, loans, significant balance changes, overdrafts and other operations.
On Oct. 15, just days before the Ponzi scheme was exposed, Kerstetter said she gave Boockvor an account printout that showed a zero balance.
“I showed him the printout. I said, ‘Are you sure you want this one? It has zero dollars,’” Kerstetter said. “He said ‘yes.’”
Later that day, Kerstetter said, she was directed to attend a meeting with several new investors for the Ponzi scheme, including Dean Kretschmar. She was to help them open new TD Bank accounts. She said Boockvor warned her beforehand: “Watch what you say.”
“Did you wonder why he said that?” Van Vliet asked.
“I was kinda taken aback,” Kerstetter said. “Maybe he was just paranoid.”
Kerstetter testified that her contact with Rothstein was limited over the years. But, she also said one of the people at the Oct. 15 meeting assumed she knew Rothstein well, and she played along: “I didn’t really know what to say. I said ‘yeah.’”
Kerstetter said the new investors asked her “if it was possible for an account where the balance could say zero and not actually be zero.”
Kerstetter said she thought about “sweep accounts” and said it might be possible. According to Investopedia, a sweep account allows money above or below a certain balance to be automatically transferred into higher interest-bearing accounts.
Finally, Kerstetter said one of the new investors asked her if the bank could guarantee that only a certain person could use an account.
“He asked me in such a way that I did not understand it at all,” Kerstetter said.
Two additional TD Bank employees are expected to be deposed this week: Roseanne Caretsky, a branch manager, and Frank Spinosa, a former senior VP.
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11. Cougars’ arena name undecided
The Post and Courier (Charleston, SC)
05/19/2010
TOMMY BRASWELL
t remains to be seen whether or not the College of Charleston’s Carolina First Arena will retain its current name following the announcement that financially troubled Carolina First Bank is being acquired by a Canadian financial group.
“It’s just too early to know,” College of Charleston director of athletics Joe Hull said Tuesday.
Hull said staff members are looking at the $2 million naming rights agreement between the school and the Greenville-based bank that was signed in 2005. The Post and Courier asked the school for a copy of the contract Tuesday, but it refused to release the documents. The newspaper then filed a request under the state Freedom of Information Act.
The South Financial Group Inc., Carolina First’s parent company, has agreed to be acquired by TD Bank

Financial Service for $61 million. The sale included the naming rights for Carolina First Arena. The Toronto-based buyer also will pay $131 million to retire the government’s investment in South Financial.
The company received $347 million in federal bailout money under the U.S. Treasury Department’s Troubled Asset Relief Program.
In 2005, the $2 million naming rights agreement was the single largest gift the college had received from a corporation and the most money Carolina First had donated at one time. When the announcement was made, it guaranteed Carolina First would be on the building forever. The donation was to be spread out over a decade, with the money going into an endowment fund. The $45 million facility on Meeting Street, which seats 5,100, opened for the 2008-09 basketball season.
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12. BMO program gives immigrants jump start
The Toronto Star
05/19/2010 11:14:05
Pg. B4
The Bank of Montreal is launching a suite of banking products geared specifically to landed immigrants that tries to ease their financial adjustment to Canada.
The Newcomers to Canada program includes free banking for the first year, a free small safety-deposit box for one year and a bonus rate on Guaranteed Investment Certificates.
The program, launched Wednesday, is available to all landed immigrants who have been in Canada for up to three years.
“We’re trying to say, ‘This is the foundation of what you need when you arrive,’” said Su McVey, the bank’s vice-president of customer communications and marketing.
“The package and the service are meant to help people quickly get acclimatized with the fundamentals.”
On the investment side, BMO will offer a 0.5 per cent interest rate bonus on GICs ranging from one to five years.
The offer is good until Sept. 1, 2010.
A BMO Mastercard is also part of the newcomer package. Immigrants are often stymied by a lack of Canadian credit history when they first arrive.
“We know the importance of a credit card to someone who has just arrived,” said Srini Iyengar, a director of multicultural markets at BMO . “We make sure we have credit policies that address the newcomer and help them to get the card.”
For instance, the bank may give more weight to net worth or past employment rather than relying solely on current employment, Iyengar said.
Bank staff typically field a range of inquiries from newcomers, Iyengar said, ranging from how to apply for health cards and social insurance numbers to the quality of neighbourhoods and schools.
BMO has made it a priority to offer service in multiple languages at its branches. “Our managers have to go above and beyond the regular financial duties and that builds loyalty and good will,” Iyengar said. “We make sure that we have staff with the proper skills and we keep them up to date.”
BMO is the only Canadian bank with branches in Beijing, Shanghai, Guangzhou and Hong Kong.
According to Citizenship and Immigration Canada , there were nearly 250,000 immigrants to Canada in 2008. In Toronto and Vancouver alone, there were approximately 87,000 and 37,500 immigrants, respectively.
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13. J.P. Morgan’s Dimon To Keep Twin Roles
The Wall Street Journal
05/19/2010
MARSHALL ECKBLAD
Pg. C3
J.P. Morgan Chase & Co.’s James Dimon held on to the chairman and chief executive jobs despite a shareholder proposal to split the roles at the nation’s biggest bank.
Shareholders rejected the recommendation during the bank’s annual meeting, which clocked in at a little more than three hours. The proposal — backed by the California Public Employees’ Retirement System, or Calpers — was supported by 33.9% of J.P. Morgan Chase’s shareholders.
The meeting, attended by more than 400 shareholders and bank executives, was free of controversial votes despite criticism from shareholders of the bank’s lending practices and its disclosure of derivatives and a volley of comments about the performance of Mr. Dimon.
Outside One Chase Manhattan Plaza in downtown Manhattan, about 300 protesters gathered to call attention to what they say are bad mortgage practices at the bank. Dozens of police officers were also at the scene.
Mr. Dimon reaffirmed that he believes the bank will eventually raise its dividend to pay out 30% to 40% of earnings. He said the decision to raise the dividend depends on an improvement in the U.S. unemployment rate, an improvement in the ability of consumers to meet their debt payments and decisions from regulators about how much capital banks should have.
J.P. Morgan currently pays out 6.14% of its earnings in dividends, according to Morningstar Inc. The bank joined others in cutting its dividend during the financial crisis to conserve capital. With the U.S. economy showing signs of improving, investors have been listening closely for indications of when banks will raise their dividends.
J..P. Morgan Chase shares fell 82 cents, or 2.1%, to $39.02 in 4 p.m. composite trading on the New York Stock Exchange, amid a broader drop in financial stocks. They are down 6.4% for the year to date.
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14. Morgan Stanley Doesn’t Know Of Any Criminal CDO Inquiry
The Wall Street Journal
05/19/2010
BRETT PHILBIN and AARON LUCCHETTI
Pg. C5

Morgan Stanley Chief Executive James Gorman said the investment bank isn’t aware of any federal criminal investigations related to the company’s structuring and sale of collateralized-debt obligations.
Speaking to reporters after Morgan Stanley’s annual meeting of shareholders, Mr. Gorman said, “We have not received any notification that there exists a probe or that Morgan Stanley is the focus” of an investigation.
Mr. Gorman declined to elaborate and instead invoked Bruce Springsteen, saying, “I don’t believe in dancing in the dark.”
Rival Goldman Sachs Group Inc. has been sued for civil fraud by the Securities and Exchange Commission. The Wall Street Journal has reported that federal prosecutors are conducting a preliminary criminal probe of several Wall Street firms, including Morgan Stanley and Goldman, to determine whether they misled investors about their roles in mortgage-bond deals.
Mr. Gorman, at his first annual meeting since taking on the CEO role, let Chairman John Mack answer most questions.
Shareholders approved two proposals related to Morgan Stanley’s compensation. A nonbinding advisory vote approved executive-compensation practices. The second proposal, an amendment to the company’s 2007 equity-incentive plan, allows Morgan Stanley to issue 38 million more common shares to employees.
Also, Mr. Gorman said Morgan Stanley was committed to regulatory reform, and “most” derivatives should be cleared centrally, while Mr. Mack defended Morgan’s lobbying.
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15. Sovereign, M&T Talks Appear Dead
The Wall Street Journal
05/19/2010
DENNIS K. BERMAN and CARRICK MOLLENKAMP
Pg. C5
Sovereign Bank and M&T Bank Corp. were in advanced merger discussions in recent weeks but the talks are dead for now, people familiar with the matter said Tuesday.
The deal would have catapulted Sovereign’s owner — Spain’s Banco Santander SA — into the upper-ranks of U.S. banking, at a time when many European banks are seen as too weak to make big acquisitions.
Even with troubles in the euro-zone economies, Santander is eager to push into the U.S. market, using Sovereign as a base for expansion.
M&T has remained independent amid vast consolidation of the regional-banking market. The bank has a market capitalization of $10.4 billion.
A 22.5% stake in the bank has recently been put into play, after M&T’s largest shareholder — Allied Irish Banks PLC — announced plans to divest the holdings to shore up its own flagging capital base.
The plan under discussion involved M&T buying Sovereign from Santander, said one person familiar with the discussions. Santander would then get a stake in the newly merged M&T, this person said.

The next step involved Santander purchasing the AIB stake, this person said.
Talks were active in recent weeks, but have since fallen apart. M&T grew skeptical of the combination, said people familiar with the matter. They added that the talks aren’t ongoing, for now. One potential outcome is that the AIB stake could be sold on the open market,
Despite the housing downturn in Spain, Santander has been seen as a strong survivor of Europe’s leading banks. The recent deal talks show it still has has robust intentions for the U.S. market.
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16. Valeurs mobilières: l’Industrielle Alliance entre dans la danse [Securities: Industrial Alliance enters the dance]
La Presse (The Canadian Press)
05/19/2010
SYLVAIN LAROCQUE
Le mouvement d’opposition au projet fédéral de créer un organisme pancanadien de réglementation des valeurs mobilières prend de l’ampleur: après la Financière Power et le Mouvement Desjardins, l’Industrielle Alliance (T.IAG) a prôné mardi le maintien du système actuel.
Parmi les grands joueurs de l’industrie financière québécoise, il ne reste plus que la Banque Nationale et la Banque Laurentienne à ne pas contester les intentions du gouvernement de Stephen Harper.
Dans un communiqué publié jeudi, l’Industrielle Alliance soutient que «le secteur canadien des services financiers est bien servi par l’encadrement réglementaire actuel, y compris par l’Autorité des marchés financiers (AMF)».
Ce dont l’industrie «a le plus besoin actuellement», c’est d’une «meilleure application de la réglementation en ce qui a trait aux crimes économiques», a ajouté l’assureur de Québec, en rappelant le «rôle important» qu’Ottawa doit jouer «pour rendre l’encadrement financier encore plus dissuasif».
La priorité actuelle ne devrait donc pas être de «modifier les structures», mais d’«améliorer les lois» et de consacrer «plus de ressources» aux enquêtes sur les crimes économiques, a plaidé le président et chef de la direction de l’Industrielle Alliance, Yvon Charest.
La semaine dernière, la Financière Power et le Mouvement Desjardins sont sortis de leur mutisme pour demander à Ottawa de tenir compte de la position du gouvernement du Québec, qui s’oppose farouchement à un organisme pancanadien.
Les assureurs La Capitale et SSQ, le Fonds de solidarité FTQ, Fondaction ainsi que la Caisse de dépôt et placement sont toutefois les seules organisations du secteur financier qui ont accepté de faire partie de la coalition contre le projet fédéral, mise en place par Québec.
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17. Banks add fees to offset new rules;
USA Today
05/19/2010
KATHY CHU
Pg. 3B

Amid new limits on some of the industry’s most profitable practices, banks are turning back to familiar money-making strategies: annual credit card fees, monthly checking account fees and product bundling.
The developments are part of a new era of consumer banking, analysts say, one with more fees — but also, more safety nets and disclosures for consumers.
As measures take effect this year to overhaul credit card and overdraft practices, “What you’re essentially doing is squeezing the balloon, (so fees) are going to pop up somewhere else,” says Bart Narter, senior vice president at Celent, a bank research and consulting firm. Yet, ongoing regulatory scrutiny means that new fees rolled out by the industry will generally be “more fair,” and unlike overdraft charges, won’t disproportionately affect the poorest consumers, Narter says.
Some banks are already taking steps that could lessen the blow of the regulations. TCF Financial, based in Wayzata, Minn., has eliminated free checking accounts. (TCF customers can still avoid fees, though, if they have direct deposit or meet balance requirements.) Narter, in a recent Celent report, notes that overdraft fees are the “engine that pulls along free checking,” so with less fee income, banks will have to consider changes to their business practices.
Meanwhile, Fifth Third Bank has started bundling identity-theft protection services with its checking account and charging a monthly fee of $7.50. And Bank of America has launched a product that packages together a business and a personal checking account, which Celent believes will “drive profitable accounts.”
Making up for the impact
Neil Cotty, BofA’s chief accounting officer, said on a recent analysts’ call that the bank will “look to mitigate” the impact of overdraft restrictions, which could cost it roughly $1 billion in 2010.
“You should expect that customers will have a choice of banking more efficiently, bringing more relationships to us or paying a maintenance fee,” he said.
On the credit card side, BofA is imposing annual fees of $29 to $99 on a small percentage of accounts, bank spokeswoman Anne Pace says, to see how much customers value their cards. Citigroup is charging a $60 yearly credit card fee due to increased business costs, but will credit that fee back if customers charge $2,400 on the credit card within 12 months.
Leslie Parrish, a senior researcher at the Center for Responsible Lending, an advocacy group, says that “while it’s always an area of concern to see banks charging more, when banks have to disclose the prices upfront, it’s a good thing for consumers.”
Advocates warn that without an independent consumer protection bureau, a proposal championed by Senate Banking Committee Chairman Christopher Dodd, D-Conn., banks could find ways to get around the rules when Congress’ appetite for reform wanes. They say that despite changes to industry practices, consumers still have to be on guard against aggressive bank fees.
Gail Hillebrand at Consumers Union says that while the Federal Reserve rules clamp down on debit card overdrafts, they don’t prevent banks from paying overdrawn checks and charging a hefty fee. (Banks contend that consumers want this service because if the check bounces, they could face merchant and bank fees.) Banks are also still allowed to clear transactions from highest to lowest dollar amount, emptying the account more quickly and triggering more overdraft fees.
Slipping through a loophole?
Additionally, the credit card law created a loophole that Hillebrand says the Federal Reserve has yet to address.

The law requires banks that raise consumers’ rates to a penalty interest rate because of a 60-day late payment to lower it if the first six consecutive payments are made on time. The problem is that, “If you’ve just had an economic emergency, you may not be able to pay the first payment on time,” notes Hillebrand, adding that consumers should get their rates lowered after any six consecutive on-time payments.
Ultimately, consumers — rather than issuers — may bear the heaviest burden from the credit card law, contrary to its intent, says Sanjay Sakhrani, an analyst at Keefe Bruyette & Woods. That’s because some consumers will no longer be able to get credit. Also, many issuers raised consumers’ credit card interest rates before the law took effect, Sakhrani notes.
By law, banks are required to review the accounts of consumers who had their rates raised since January 2009 and to lower the rate “if indicated.” But under the Fed’s proposed rule, banks have ample leeway over whether to actually do so.
Jim Brush, the co-owner of Key West Key Lime Pie, in Big Pine Key, Fla., says the government’s crackdown on bank fees won’t reverse the damage already done. In the past year, Brush has closed six of his nine credit card accounts after banks repeatedly lowered his card limits to just above his balance and raised his interest rates despite his on-time payment record. He still has three credit cards with American Express, he says, because that’s the only company that didn’t lower his limit or raise his rates.
Even though the government “put these restrictions in place to try to protect consumers, as we’ve seen, the banks and credit card companies have always found ways around them,” says Brush. “I just don’t feel safe with banks anymore.”
*Rules save consumers money, 1B
List
New credit card laws affect banks
A new credit card law will cost the banking industry billions of dollars in fees this year. The expected 2010 impact:
Company Impact
Bank of America $900 million
JPMorgan Chase $500 million to $750 million
Citigroup $400 million to $600 million1
Wells Fargo $235 million
HSBC North America $200 million to $300 million
Barclays Group US $179.8 million2
U.S. Bancorp $100 million

1 — after repricing actions; 2 — USA TODAY’s 2010 estimate, in U.S. dollars, based on Barclay’s estimate of a first quarter impact of 30 million U.K. pounds Sources: USA TODAY analysis, SNL Financial, bank projections

Expected effect of restrictions
Banks will have to give up billions more in fees when overdraft restrictions take effect this summer. The expected 2010 impact :
Company Impact1
Bank of America about $1 billion
JPMorgan Chase $500 million2
Wells Fargo$500 million
U.S. Bancorp$200 million to $300 million
PNC Financial Services Grp.$115 million
Capital One Financial about $86 million3
SunTrust Banks$40 million to $80 million

1 — due to Federal Reserve restrictions, and in some cases, banks’ own changes; 2 — annually, not all changes in effect for 2010; 3 — USA TODAY estimate based on bank’s disclosures; Sources: USA TODAY research, SNL Financial, bank projections
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18. Credit card rules cut bank fees by $5B
USA Today
05/19/2010
KATHY CHU
Pg. 1B
New credit card and overdraft restrictions will save U.S. consumers from being charged at least $5 billion in fees this year alone at the largest U.S. retail banks and credit card companies, a USA TODAY analysis reveals.
The analysis — based on institutions’ own estimates — comes during a year when new rules are kicking in to address unfair credit card rate increases and steep bank overdraft fees. It highlights the sizable dent these rules will have on an industry blamed for pushing consumers deeper into distress during the recession.
In recent years, banks made it easier for consumers to overdraw their bank accounts and raised credit card fees and rates. As consumer outcry swelled in the recession, Congress passed a credit card law and the Federal Reserve issued a regulation to crack down on banks’ aggressive overdraft policies on debit cards.
Lawmakers hope the restrictions will mean much-needed savings for consumers, boosting spending and the economy. Indeed, new data show the measures are their “own little stimulus for the economy, keeping billions in the pockets of consumers rather than in profits gained from deceptive practices,” says Rep. Carolyn Maloney, D-N.Y., co-author of card reform signed into law last year.
USA TODAY’s analysis relies on institutions’ projections of what they will give up under the new rules, gathering data from the 10 largest retail depository institutions and the 10 largest holders of credit card receivables, as tracked by SNL Financial.
Of the 10 institutions with the largest amount of credit card receivables, seven gave estimates about the credit card law’s impact. In all, the issuers — Citigroup, Bank of America, JPMorgan Chase, Wells Fargo, U.S. Bancorp, HSBC North America and Barclays Group US — will forgo at least $2.5 billion to $3.1 billion in fees just in 2010. Also, seven of the top 10 depositary institutions expect to take a combined $2.4 to $2.6 billion hit under the new overdraft rules and banks’ voluntary policy changes.
R.K. Hammer Investment Bankers predicts that institutions will give up at least $9.9 billion in revenue a year due to the credit card law. Moebs Services estimates that the industry’s overdraft revenue will shrink by $1.9 billion, to $35.2 billion this year. While some institutions are moving away from overdraft coverage, others are boosting fee income with new programs, Moebs says.
Scott Talbott, a senior vice president at the Financial Services Roundtable, warns that the total cost of the credit card and overdraft regulations will be even higher than bank estimates, which “don’t take into account the loss of services and credit that would be available.”
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19. Beware the coming credit card hit on Canadian families
The Globe and Mail
05/19/2010
NEIL REYNOLDS
Pg. B2
MBNA Canada Bank mailed notices to credit card holders last week, notifying them that the country’s No. 1 issuer of MasterCard will be changing the way it calculates minimum monthly payments. Other card companies are doing the same, in accordance with new federal regulations aimed at greater transparency for consumers.
As an example, MBNA cited an account balance that would have required a minimum payment of $185 in the past; as of August, that required payment will rise to $307, an increase of 66 per cent. A higher payment would reduce interest costs, MBNA noted, adding that it would also “help you pay off your balance faster.”
We now have detected yet another coughing canary in the exemplary Canadian coal mine. Exploiting low interest rates, Canadian households have taken on record personal debt ($1.4-trillion) — more than doubling it in the past decade to now equalling more than $40,000 for every man, woman and child in the country. This is the highest household debt in 20 of the most advanced economies of the Western democracies. More ominously, however inevitably, the number of Canadian households filing for bankruptcy (or taking alternative emergency measures) has also set a record. By year’s end 2009, more than 150,000 families were economic wrecks (up by 30,000 families from year’s end 2008).
Household debt includes mortgages, bank loans and credit cards. On the country’s huge increase in mortgage debt, the relevant experts are divided: On one hand, homeowners are apparently comfortable with it; on the other hand, Bank of Canada Governor Mark Carney not so much. As always, time will tell.
Credit card debt is another matter altogether. The number of credit cards written off as bad loans - on an industry-wide basis — fell marginally in April (from 6.9 per cent to 6.8 per cent). The optimism generated by this modest good news was, as Report on Business’s Andrew Willis noted last week, a factor in the Royal Bank of Canada’s off-loading of $1.2-billion in credit card debt to presumably astute investors.
But according to Deloitte Canada, in an April report, the credit card industry has averted calamity by the skin of its teeth. The industry, the accounting company said, “has been transformed from one of the most profitable areas of lending to one of the least.”
The industry’s narrow escape, Deloitte said, means that things will have to change — from strategic revision of business practices and operating models — to exits, by some companies, from the business. Deloitte attributed the crisis to a “perfect storm” of causes: “record net losses driven by increased debt and rising consumer bankruptcies, [which have] occurred at a time of increased government regulation.”
Canadians hold 72 million credit cards and 37 million debit cards. Credit card debt stands at $72-billion. How are card holders doing in making their minimum monthly payment? From year’s end 2008 through year’s end 2009, the number of delinquent credit card holders (with payments in arrears by 90 days) increased by 50 per cent. These tardy card holders won’t all default, of course; but, assuming that MBNA’s higher-payments strategy extends through the industry, more of them certainly would. On the margin — and millions of Canadians live close to it — people who have trouble with a payment of $185 will have more trouble with a payment of $307.
It isn’t only consumers with accumulated credit card debt who need to take note of credit card companies’ move away from the traditional easy-money approach to unsecured lending. Mr. Carney might take note, too. Higher monthly credit card payments are the economic equivalent of a broker’s higher margin requirements. It is an economic tightening that puts a brake on economic transactions. From Mr. Carney’s perspective, it’s another stubborn signal of deflation, because it’s inherently deflationary to curtail lending.
Banks make money in two ways: by charging fees and by collecting interest. In its letter to card holders, MBNA notes that the raising of the minimum monthly payment would decrease the amount of interest it collects. The manoeuvre is also defensive; in effect, it shifts the risk from itself to its customers.
There’s more of this sort of thing to come in the next few months. In July, Ontario and British Columbia introduce a wide range of (HST) tax increases that must be paid, at point of purchase, from people’s disposable personal incomes. Other provinces are raising a range of other taxes. As the conservative think tank Fraser Institute noted last month, the average Canadian household already pays more in taxes than it pays for food, clothing and housing combined. Alas, the Canadian household — or, at least, the Canadian private sector, working-class household — is pretty much a spent force.
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20. Bank reform fears sink Wall St.
National Post (Reuters)
05/19/2010
Pg. FP11
Stock markets in the United States sank yesterday, driven lower as the strengthening of financial regulation from Wall Street to Frankfurt crushed bank stocks, adding to worries about the sustainability of the global economic recovery.
In Washington, several Republicans will vote with Democrats to wrap up debate on the reform of financial regulations and move toward final passage, Senate Majority Leader Harry Reid said.
Officials in Germany added to the uncertain future for banks when they suddenly moved to ban naked short selling in the stocks of the country’s 10 most important financial institutions. Naked short selling occurs when an investor sells shares without borrowing them first.
The euro hit a four-year low following the news and amid ongoing worries that deep cuts to government budgets will dampen euro-zone growth.

Goldman Sachs added to the negative tone when it said the financial reform bill’s changes could shrink banks’ normalized earnings per share by 20%.
The Dow Jones industrial average fell 114.88 points, or 1.1%, to 10,510.95. The S&P 500 lost 16.14 points, or 1.4%, to 1120.80. The Nasdaq Composite Index shed 36.97 points, or 1.6%, to 2317.26.
A strong move on the upside came after the closing bell, though, when Hewlett-Packard Co. reported results that beat expectations on good demand for personal computers and servers, and the company raised its full-year earnings outlook. HP’s stock rose 2.5% to US$47.97 in extended trade. During regular trading, the stock had dropped 1.6% to close at US$46.78.
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21. Speculators targeted in new trading rules
The Globe and Mail
05/19/2010
BARRIE McKENNA
Pg. B1
U.S. and European regulators are taking steps to rein in the wild gyrations that have plagued financial markets.
German financial regulators announced a 14-month ban Tuesday on naked short sales of some euro zone debt and credit default swaps – speculative trades that some critics blame for worsening the European debt crisis.
Typically, traders must borrow securities to short them, or bet their value will fall. In a naked short sale, traders exploit market anomalies to short stocks they don’t actually own.
The German move, which analysts said could be matched by other European countries, helped fuel another drop in the euro and a selloff on North American and European stock markets.
The unusual intervention seems designed to assuage political concerns that unregulated speculative attacks have dramatically escalated the debt crisis and undermined the euro. But the ban may not have much actual impact on the speculators, the rising volatility in the markets or the faltering single currency.
The bulk of the European short-selling activity that has drawn the ire of policy makers occurs in London, which is beyond the reach of euro zone regulators. And so far its main effect has been to prompt further jitters among bond investors about the risks of holding euro zone debt.
The German action comes as U.S. regulators move to impose emergency curbs to prevent a repeat of the mysterious May 6 “flash crash” that wiped out more than $1-trillion (U.S.) in stock market value in minutes.
Under a proposed rule change filed Tuesday by the U.S. Securities and Exchange Commission, stock exchanges would briefly suspend trading in shares that have unusually wild movements. The plan is slated to go into effect in mid-June as part of a six-month test to gauge its impact on investors.
“We continue to believe that the market disruption of May 6 was exacerbated by disparate trading rules and conventions across the exchanges,” SEC chairman Mary Schapiro said in a statement. “As such, I believe it is important that all the exchanges quickly reached consensus on a set of uniform circuit breakers that would be triggered when needed.”
Regulators and stock market officials are eager to shore up confidence in U.S markets after the May 6 incident,

which briefly sent the Dow Jones industrial average cascading nearly 1,000 points.
Trading of any Standard & Poor’s 500 stock that rises or falls 10 per cent or more would be halted for five minutes. These rules, known as “circuit breakers,” would be applied if the price swing occurs between 9:45 a.m. and 3:35 p.m., or nearly the length of the trading day.
Ms. Schapiro said her agency is “looking at a number of issues we think can be remediated quickly even before we understand necessarily what the exact cause of the crash was.”
The new breakers will act as “speed bumps to help the market adjust quickly to the high levels of volatility,” Ms. Schapiro told attendees at a conference in Boston by video link from Washington.
Regulators are also looking at trading curbs to halt sudden movements across multiple stock markets. This would give investors time to digest market-moving news and adjust their trading strategies. There are already broad index-based breakers in place, but those were not tripped when the market shot down and then recouped some of its losses in less than 20 minutes that afternoon.
Regulators are still trying to piece together exactly what happened May 6. The worst of the mayhem lasted barely 10 minutes, but sent the Dow plunging nearly 10 per cent. Trading reached 19 billion shares.
“There is still a great deal of work to do and a great deal of information to be reviewed,” Commodity Futures Trading Commission chairman Gary Gensler told reporters Tuesday. A joint SEC and CFTC advisory committee is to review the findings at its first meeting Thursday in Washington.
Canadian market regulators said Tuesday they had not seen any details of the U.S. proposal and could not comment on a possible Canadian response.
Last week, Canadian regulators announced an investigation into unusual trading during the May 6 market plunge, and said they plan to address inconsistent rules for freezing trading on stock exchanges during periods of wild volatility.
But it’s unclear whether the review would have to be accelerated in light of U.S. reforms to ensure the two integrated markets have similar circuit breakers in place in the event of another market plunge.
Some stock market officials have traced some of the unusual trading to Waddell & Reed, a Kansas-based mutual fund. In a statement earlier this week, the company said it was among the firms that traded the stock index futures contract suspected of being a crucial link in the cascade of events leading up to the plunge.
Waddell & Reed confirmed that it executed several trading strategies, including index futures contracts, as part of the normal operation of its funds. “Like many market participants, Waddell & Reed was affected negatively by the market activity of May 6,” the company said.
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22. Life insurance: On the edge
MoneySense
05/19/2010
DAN BORTOLOTTI
Howard Ublansky had no idea how much the simple task of taking out an insurance policy would change his life. In 2002, the 37-year-old owner of a book distribution company purchased a house in Thornhill, Ont., north of

Toronto. As the family’s main breadwinner, he applied for $500,000 in mortgage life insurance to protect his wife and three young children if anything should happen to him. In keeping with the standard insurance process, he underwent a medical exam and provided some blood samples. No problem until Ublansky received a letter from the insurance company denying him coverage. It turned out he had diabetes. “I had no idea,” he says. “My wife was very upset. She was saying, ‘What am I going to do if you die? I’m going to be out on the street.’”
Paul Knapp got a similar shock early in 2007. The 41-year-old wanted half a million dollars in life insurance to supplement the group coverage he gets through his employer, a downtown Toronto law firm. Knapp has an 11-year-old daughter who has lifelong special needs and “I wanted to make sure that there were funds available in the future should I not be on the scene anymore,” he says. But Knapp flies planes for a hobby. “That had a dramatic effect on the premiums,” he says. His quotes were at least double the standard rates, and one was almost triple. Knapp was left debating whether he was willing to give up the flying hobby he loved to get the insurance he needed.
Such situations are more common than you may realize. About one in 10 people who apply for life insurance are deemed to be higher than normal risk because of a medical condition or lifestyle choice. What can you do if you find yourself, like Ublansky and Knapp, being declined for coverage or quoted rates you can’t afford?
It helps to learn how life insurance works. Unlike property insurers, who can always raise your rates after you file a claim or two, life insurers are locked into whatever rate they quote you when you take out a policy. If you develop cancer six months after signing up for a 20-year term policy, your premiums for the rest of the term don’t go up after the diagnosis. The insurer is on the hook, and thus the insurer tends to be very cautious when you first apply for a policy.
Life insurers begin by asking your age, your sex, and whether or not you smoke. They use this information as a first step to determining whether you qualify for standard insurance rates. You can do this yourself at websites such as Kanetix.com or Insurance Direct Canada. If you’re a 42-year-old female non-smoker who wants a 20-year term policy for $500,000, you’ll find that your standard rate is approximately $60 a month. If you smoke, you can double that.
To actually get a policy, you will have to answer many more questions about your health, your family medical history, your use of alcohol and tobacco, your financial status and any dangerous activities you’re involved in. For large policies, the insurance company will require a medical exam, including a blood test. An underwriter will then decide whether to offer you the standard rate. In 60% of cases, that’s exactly what the underwriter does. If you are exceptionally healthy and have no family history of serious illness, you may even qualify for preferred rates, which are lower than standard. That happens in about 30% of cases.
But not all people are so lucky. If the underwriter feels you’re more likely to die than others of your age and sex, you’ll either be denied coverage (this happens in about 3% to 6% of cases), or you’ll get a “rating” that leads to higher premiums. These are expressed as a percentage: if you get a 50% rating, you’ll pay 50% more than the standard rate, while a 100% rating means your premiums will double. “Usually the ratings are from 50% to 400% more than standard,” says Lorne Marr, an independent broker in Markham, Ont. In other words, being labelled high risk can lead to premiums four or five times higher than standard, sometimes even more.
Life insurers consider many factors before slapping a rating on you. Smoking is the biggest single risk factor, though alcohol is important as well. “If you drink three glasses of wine a day, as opposed to one, you might pay an extra premium,” says Marr. “If you’re an alcoholic, you won’t get coverage at all. If you’re a recovering alcoholic, you should be able to qualify at the standard rate after a certain amount of time, usually in three to five years.”
As Knapp discovered, recreational activities such as flying, skydiving, scuba diving and rock climbing can also make you a high-risk case. Whether this results in a rating depends on your level of involvement, how many hours you fly or where you do your climbing, for instance.
With medical conditions, it’s not as simple as saying high blood pressure equals a rating of so many percentage points. “Very few conditions are cut and dried,” says Brian Baxter, chief underwriter at Wawanesa Life in Winnipeg and chair of the Canadian Institute of Underwriters. While recently diagnosed cancer or heart disease results in automatic declines, other conditions, including diabetes, obesity, high blood pressure and high cholesterol, can result in a rating, but the ultimate effect depends on the severity of the condition. Ublansky was turned down for insurance because his blood sugar was three times normal, he was overweight and didn’t even know he had diabetes. However, a person within the normal weight range who can demonstrate that his condition is under control may receive no rating at all. “I’ve had all kinds of people with high blood pressure approved at standard rates,” Marr says.
Family history matters less than you may think. If one of your parents or a sibling died from cancer or heart disease, you will not get rated. (A few conditions, however, will set off the alarm bells. For instance, if you have immediate family members with Huntington’s disease, which has a very high hereditary component, you will likely be rated or declined coverage.) Your occupation isn’t usually a big factor either, even police officers and firefighters get standard rates, for example. The few jobs that may require higher premiums include bomb defuser, deep-sea diver and race car driver.
If you’re denied coverage or slapped with a rating, you may be tempted to go to another insurance broker or company and try again, this time leaving some choice information off the questionnaire. This strategy, alas, isn’t going to work. When you fill out an application, your signature authorizes the company to send your information to the Medical Information Bureau (MIB), whose membership includes hundreds of North American insurers. The insurance industry would rather you not know about MIB, but here’s how it works: if an underwriter discovers something worrisome in your questionnaire or medical exam results, he or she adds an alphanumeric code to your MIB file. This code might translate to “applicant’s doctor reported diabetes in 2006,”or “lab tests indicated cocaine use in 2005.”
If you apply for coverage with another company in the future, your underwriter can access this information, the same way your bank checks a credit bureau’s file when you apply for a loan. Your MIB file does not include the name of the company you applied with in the past, nor does it indicate whether you were declined or rated, although since it contains only red flags, the implication is obvious. An insurer is not permitted to decline or rate you based solely on information from MIB, but if something untoward turns up, the insurer will ask more questions and perhaps order more tests. (You can obtain a free copy of your MIB file by calling 1-866-692-6901 or visiting www.mib.com/html/request_your_record.html.)
So what should you do if you have been turned down or quoted exorbitant rates? You have several options:
Find an independent broker. Some insurance companies employ agents who sell only that firm’s products, but high-risk applicants are better off finding an independent broker. Each insurer has its own underwriting protocols, and an experienced broker will have a feel for which insurance company is likely to offer the most favorable rating to a client with a particular risk factor. Ask your broker to submit applications to two or three carriers at the same time to stir up competition. Going this route does not mean that you will have to endure two or three medical exams: the broker can help arrange a single examination, and the competing insurance companies will split the cost.
Get your health condition under control. Ublansky’s story has a happy ending. After getting declined, he devoted himself to improving his health. A self-described former couch potato, Ublansky went for nutritional counseling, started exercising and lost 35 kg in about a year. He took medication and watched his blood sugar levels drop back to normal. Then, with the help of Marr, the insurance broker, he pulled together all the medical documentation and reapplied. Not only was he approved for a whole-life policy worth $1.5 million, he’s paying standard rates.
Ask for a temporary rating. If you are quoted higher premiums because of a medical condition that may improve in the coming years, ask whether the insurer will agree to a temporary rating, sometimes called a “flat extra.” For example, if you were successfully treated for cancer, but the insurance company is concerned about it recurring, they may agree to charge a higher premium only for a specified number of years. “There are forms of cancer that are treated quite well today, and if the person is free of it for five to 10 years, they may well qualify at standard rates after that,” Baxter explains.
Accept the higher premium, for now. ”I often recommend that if you get rated, take the policy, even if it’s for only a few months,” says Marr. “That becomes your worst-case scenario. A good example is diabetes: you may get rated at 75% or 100%, and if it improves, then we can apply to get that rating removed. But let’s say you don’t take the policy and then suddenly develop kidney problems. Diabetes plus kidney problems equals a decline.”
Seek an exclusion. If your high-risk rating stems from a dangerous avocation, you can opt for a waiver, or exclusion, that releases the insurer from paying a benefit if you die while engaged in that activity. That’s the option Knapp settled on: he now pays standard rates, but if he were to die while piloting a plane, his beneficiaries would receive nothing. For Knapp it was a relatively easy decision, since he flies far less today than he once did. “If I was still going to be doing a lot of flying, I would have been more concerned.”
Consider a guaranteed issue policy. We’ve all seen the commercials with the grinning seniors who just got life insurance with no medical exam. These ads are for “guaranteed issue policies,” which are available to anyone and require you only to fill out a brief questionnaire. Of course, there is a catch. The coverage is rarely more than $25,000, the policies usually don’t pay if you die within two years, and the premiums are sky high: for a 40-year-old male non-smoker, a paltry $25,000 policy costs about $56 a month. For that amount, a person of the same age who qualified at standard rates could buy a 20-year term policy with more than 15 times the coverage. “These policies are a last resort,” says Marr. But if you truly need insurance, they may be your only choice.
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